SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Financial Statements

at December 31, 2012 and 2011

and Independent Auditors' Report

Independent Auditors’ Report

on the individual and consolidated Financial Statements

To the Board of Directors and Shareholders

Braskem S.A.

We have audited the accompanying financial statements of Braskem S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2012 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Braskem S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company
financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. as at December 31, 2012, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated
financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries as at December 31, 2012, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 2 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Braskem S.A., these practices differ from IFRS applicable to separate financial statements, only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified in respect of this matter.

Other matters

Supplementary information - statements
of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2012, which are the responsibility of the Company’s management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but they are considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Salvador, February 7, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 “S” BA

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Braskem S.A.

		Parent Company		Consolidated
Assets	Note	2012	2011	2012	2011

Current assets
Cash and cash equivalents	7	1,627,928	2,224,335	3,287,622	2,986,819
Financial investments	8	155,535	168,979	172,146	170,297
Trade accounts receivable	9	1,834,491	1,097,482	2,326,480	1,843,756
Inventories	10	2,478,550	1,968,509	4,102,055	3,623,522
Taxes recoverable	12	1,005,842	606,258	1,476,211	1,036,253
Dividends and interest on capital	11	130,145	30,268	2,645
Prepaid expenses		14,153	60,109	54,013	104,496
Related parties	11	13,906	25,660	13,912	86,591
Insurance claims	14	160,981		160,981
Other receivables	15	761,450	136,513	818,434	328,583

		8,182,981	6,318,113	12,414,499	10,180,317

Non-current assets held for sale	6			277,828

		8,182,981	6,318,113	12,692,327	10,180,317

Non-current assets
Financial investments	8	34,088	34,720	34,489	34,752
Trade accounts receivable	9	35,710	49,858	37,742	51,056
Taxes recoverable	12	1,026,391	1,062,974	1,527,134	1,506,247
Deferred income tax and social contribution	22(b)	1,100,611	415,002	2,055,621	1,237,144
Judicial deposits	13	164,443	151,592	179,618	174,220
Related parties	11	988,589	1,624,513	127,627	58,169
Insurance claims	14	45,649	246,357	47,255	252,670
Other receivables	15	153,466	138,265	218,279	182,533
Investments in subsidiaries and jointly-controlled subsidiaries	16	9,571,515	8,091,220	86,842
Investment in associates	16	31,945	29,870	31,945	29,870
Other investments		6,575	6,575	6,948	10,844
Property, plant and equipment	17	11,794,385	11,665,942	21,176,785	20,662,721
Intangible assets	18	2,241,565	2,248,675	2,940,966	3,016,692

		27,194,932	25,765,563	28,471,251	27,216,918

Total assets		35,377,913	32,083,676	41,163,578	37,397,235

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais	Continued

		Parent Company		Consolidated
Liabilities and equity	Note	2012	2011	2012	2011

Current liabilities
Trade payables		6,446,898	5,052,757	8,897,597	6,847,340
Borrowings	19	1,887,811	961,519	1,836,028	1,391,779
Derivatives operations	20.2	293,378	82,912	293,378	83,392
Payroll and related charges		249,275	155,248	349,176	242,102
Taxes payable	21	245,173	215,924	342,789	329,987
Dividends and interest on capital		2,160	1,617	5,369	4,838
Advances from customers	26	257,079	13,935	237,504	19,119
Sundry provisions	23	11,930	18,759	52,264	23,629
Accounts payable to related parties	11	206,991	79,790	-	-
Other payables	27	176,653	47,514	532,752	119,402

		9,777,348	6,629,975	12,546,857	9,061,588

Non-current liabilities held for sale	6			109,770

		9,777,348	6,629,975	12,656,627	9,061,588

Non-current liabilities
Borrowings	19	10,534,287	11,276,196	15,675,610	13,753,033
Debentures					19,102
Derivatives operations	20.2		10,278		10,278
Taxes payable	21	1,059,225	1,500,584	1,164,753	1,613,179
Accounts payable to related parties	11	3,667,754	1,297,567		44,833
Long-term incentives		10,405	15,213	10,405	15,213
Deferred income tax and social contribution	22(b)	1,015,743	900,716	2,138,622	1,953,353
Post-employment benefits	25		134,506	18,890	149,575
Provision for losses on subsidiaries and jointly-controlled subsidiaries		119,375	90,990
Advances from customers	26	80,463	77,846	204,989	218,531
Sundry provisions	23	144,782	94,913	362,919	298,094
Other payables	27	343,652	241,412	266,963	280,546

		16,975,686	15,640,221	19,843,151	18,355,737

Equity	29
Capital	(a)	8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		797,979	845,998	797,979	845,998
Revenue reserves			591,307		591,307
Other comprehensive income		349,227	315,586	349,227	315,586
Treasury shares	(b)		(11,325)	(48,892)	(60,217)
Profit (losses) accumulated		(565,549)	28,692	(565,549)	28,692

Total attributable to the Company's shareholders		8,624,879	9,813,480	8,575,987	9,764,588

Non-controlling interest	2.1.2			87,813	215,322

		8,624,879	9,813,480	8,663,800	9,979,910

Total liabilities and equity		35,377,913	32,083,676	41,163,578	37,397,235

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company		Consolidated
	Note	2012	2011	2012	2012

Net sales revenue	31	20,634,400	18,205,335	35,513,397	32,497,075
Cost of products sold		(18,217,333)	(15,512,386)	(32,209,958)	(28,819,369)

Gross profit		2,417,067	2,692,949	3,303,439	3,677,706

Income (expenses)
Selling		(207,395)	(166,863)	(403,387)	(319,240)
Distribution		(381,677)	(325,079)	(564,950)	(480,532)
General and administrative		(695,828)	(694,396)	(998,261)	(934,779)
Research and development		(81,653)	(62,321)	(106,198)	(99,083)
Results from equity investments	16(c)	290,414	7,511	(25,807)	(1,665)
Results from business combinations	5	-	-	-	30,045
Other operating income (expenses), net	33	392,159	(19,906)	333,767	(3,612)

Operating profit		1,733,087	1,431,895	1,538,603	1,868,840

Financial results	34
Financial expenses		(3,404,722)	(2,846,480)	(3,902,499)	(3,551,717)
Financial income		364,389	526,062	530,182	765,025

		(3,040,333)	(2,320,418)	(3,372,317)	(2,786,692)

Loss a before income tax and
social contribution		(1,307,246)	(888,523)	(1,833,714)	(917,852)

Current income tax and social contribution	22(a)	-	(1,712)	(17,269)	(5,492)
Deferred income tax and social contribution	22(a)	576,103	393,785	810,645	379,234
		576,103	392,073	793,376	373,742

Loss a for the year of continued operations		(731,143)	(496,450)	(1,040,338)	(544,110)

Discontinued operations results	6(c)	-	-	-	-
Discontinued operations results		-	-	451,262	70,911
Current income tax and social contribution		-	-	(10,265)	(14,948)
Deferred income tax and social contribution		-	-	(138,964)	-
		-	-	302,033	55,963

Loss for the year		(731,143)	(496,450)	(738,305)	(488,147)

Attributable to:
Company's shareholders		-	-	(731,143)	(731,143)
Non-controlling interest	2.1.2			(7,162)	(7,162)
	-
	-			(738,305)	(738,305)

Loss per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	30
Basic loss per share - common				(1.2975)	(0.6921)
Basic loss per share - preferred				(1.2975)	(0.6921)
Diluted loss per share - common				(1.2970)	(0.6919)
Diluted loss per share - preferred				(1.2970)	(0.6919)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais

				Parent Company		Consolidated
	Note	Note		2012	2012	2011

Loss for the year		(731,143)		(496,450)	(738,305)	(488,147)

Other comprehensive income or loss:
Cash flow derivatives	20.2.2	16,238		7,231	16,238	45,034
Cash flow derivatives - subsidiaries				37,803
Foreign currency translation adjustment	16(b)	60,850		54,631	77,968	56,809
Write-off foreign currency translation adjustment		812		-	812	-
Income tax and social contribution related to
components of comprehensive income	20.2.2	(5,522)		(2,458)	(5,522)	(2,458)

Total other comprehensive income or loss		72,378		97,207	89,496	99,385

Total comprehensive income or loss for the year		(658,765)		(399,243)	(648,809)	(388,762)

Attributable to:
Company's shareholders - continued operations		-		-	(960,798)	(455,206)
Company's shareholders - discontinued operations		-		-	302,033	55,963
Non-controlling interest		-	#	-	9,956	10,481
		-	#	-
		-	#	-	(648,809)	(388,762)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

											Parent Company
				Revenue reserves						Retained
						Unrealized	Additional	Other		earnings	Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(10,379)	-	10,439,099

Comprehensive income for the year:											-
Loss for the year										(496,450)	(496,450)
Fair value of cash flow derivative, net of taxes								42,576			42,576
Foreign currency translation adjustment								54,631			54,631
		-	-	-	-	-	-	97,207	-	(496,450)	(399,243)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net								22,079			22,079
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(920)		920
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(27,236)		27,236	-
		-	-	-	-	-	-	(6,077)	-	28,156	22,079

Contributions and distributions to shareholders:
Payment of additional dividends proposed		-	-	-	-	-	(250,346)	-	-	-	(250,346)
Tax incentives		-	-	-	(800)	-	-	-	-	-	(800)
Gain (loss) on interest in subsidiary		-	-	-	-	-	-	3,106	-	-	3,106
Expired dividends / other		-	-	-	-	-	-	-	-	531	531
Absorption of losses		-	-	-	-	(496,455)	-	-	-	496,455	-
Additional dividends proposed		-	-	-	-	(482,593)	482,593	-	-	-	-
Repurchase of treasury shares		-	-	-	-	-	-	-	(946)	-	(946)
		-	-	-	(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(11,325)	28,692	9,813,480

Comprehensive income for the year:											-
Loss for the year										(731,143)	(731,143)
Fair value of cash flow derivative, net of taxes	20.2.2							10,716			10,716
Foreign currency translation adjustment	16(b)							60,850			60,850
Write-off foreign currency translation adjustment								812			812
		-	-	-	-	-	-	72,378	-	(731,143)	(658,765)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(952)		952	-
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(27,236)		27,236	-
		-	-	-	-	-	-	(28,188)	-	28,188	-

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting	29(d)						(482,593)				(482,593)
Loss on interest in subsidiary	16(b)							(5,917)			(5,917)
Write-off gain on interest in subsidiary by sale	6							(4,632)			(4,632)
Recompra de ações	29(b)								(36,694)		(36,694)
Repurchase of treasury shares	29(f)		(48,019)						48,019		-
Cancellation of shares	29(h)			(87,710)	(4,547)	(16,457)				108,714	-
		-	(48,019)	(87,710)	(4,547)	(16,457)	(482,593)	(10,549)	11,325	108,714	(529,836)

At December 31, 2012		8,043,222	797,979	-	-	-	-	349,227	-	(565,549)	8,624,879

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

													Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Retained	Total
						Unrealized	Additional	Other		earnings	Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	interest	interest	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)	-	10,390,207	18,079	10,408,286

Comprehensive income for the year:
Loss for the year		-	-	-	-	-	-	-	-	(496,450)	(496,450)	8,303	(488,147)
Fair value of cash flow derivative, net of taxes		-	-	-	-	-	-	42,576	-	-	42,576	-	42,576
Foreign currency translation adjustment		-	-	-	-	-	-	54,631	-	-	54,631	2,178	56,809
		-	-	-	-	-	-	97,207	-	(496,450)	(399,243)	10,481	(388,762)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net		-	-	-	-	-	-	22,079	-	-	22,079	-	22,079
Realization of deemed cost of jointly-controlled subsidiary, net of taxes		-	-	-	-	-	-	(920)	-	920	-	-	-
Realization of additional property, plant and equipment price-level
restatement, net of taxes		-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
		-	-	-	-	-	-	(6,077)	-	28,156	22,079	-	22,079

Contributions and distributions to shareholders:
Capital increase from non-controlling interest		-	-	-	-	-	-	-	-	-	-	86,634	86,634
Payment of additional dividends proposed		-	-	-	-	-	(250,346)	-	-	-	(250,346)	-	(250,346)
Tax incentives		-	-	-	(800)	-	-	-	-	-	(800)	-	(800)
Gain (loss) on interest in subsidiary		-	-	-	-	-	-	3,106	-	-	3,106	(3,106)	-
Acquisition of non-controlling interest - Cetrel		-	-	-	-	-	-	-	-	-	-	103,503	103,503
Expired dividends / other		-	-	-	-	-	-	-	-	531	531	(269)	262
Absorption of losses		-	-	-	-	(496,455)	-	-	-	496,455	-	-	-
Additional dividends proposed		-	-	-	-	(482,593)	482,593	-	-	-	-	-	-
Repurchase of treasury shares		-	-	-	-	-	-	-	(946)	-	(946)	-	(946)
		-	-	-	(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)	186,762	(61,693)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the year:
Loss for the year		-	-	-	-	-	-	-	-	(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow derivative, net of taxes	20.2.2	-	-	-	-	-	-	10,716	-	-	10,716	-	10,716
Foreign currency translation adjustment	16(b)	-	-	-	-	-	-	60,850	-	-	60,850	17,118	77,968
Write-off foreign currency translation adjustment		-	-	-	-	-	-	812	-	-	812	-	812
		-	-	-	-	-	-	72,378	-	(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes		-	-	-	-	-	-	(952)	-	952	-	-	-
Realization of additional property, plant and equipment price-level
restatement, net of taxes		-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
		-	-	-	-	-	-	(28,188)	-	28,188	-	-	-

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting	29(d)	-	-	-	-	-	(482,593)	-	-	-	(482,593)	-	(482,593)
Capital loss from non-controlling interest	0	-	-	-	-	-	-	-	-	-	-	(17,962)	(17,962)
Write-off non-controlling by investments sale	0	-	-	-	-	-	-	-	-	-	-	(125,420)	(125,420)
Loss on interest in subsidiary	16(b)	-	-	-	-	-	-	(5,917)	-	-	(5,917)	5,917	-
Write-off gain on interest in subsidiary by sale	6	-	-	-	-	-	-	(4,632)	-	-	(4,632)	-	(4,632)
Repurchase of treasury shares	29(b)	-	-	-	-	-	-	-	(36,694)	-	(36,694)	-	(36,694)
Cancellation of shares	29(f)	-	(48,019)	-	-	-	-	-	48,019	-	-	-	-
Absorption of losses	29(h)	-	-	(87,710)	(4,547)	(16,457)	-	-	-	108,714	-	-	-
		-	(48,019)	(87,710)	(4,547)	(16,457)	(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012		8,043,222	797,979	-	-	-	-	349,227	(48,892)	(565,549)	8,575,987	87,813	8,663,800

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Parent Company		Consolidated
	2012	2011	2012	2011

Loss before income tax and social contribution
and of discountinued operations results	(1,307,246)	(888,523)	(1,382,452)	(846,941)

Adjustments for reconciliation of loss
Depreciation, amortization and depletion	1,193,976	1,064,731	1,924,265	1,723,420
Results from equity investments	(290,414)	(7,511)	25,807	1,665
Results from business combinations	-	-	-	(30,045)
Interest and monetary and exchange variations, net	2,000,307	1,900,976	2,442,973	2,292,498
Other	240,675	517	294,199	2,056

	1,837,298	2,070,190	3,304,792	3,142,653

Changes in operating working capital
Held-for-trading financial investments	16,216	83,224	16,716	90,953
Trade accounts receivable	(681,681)	(11,245)	(625,130)	365,901
Inventories	(495,689)	(173,519)	(566,025)	(382,465)
Taxes recoverable	(302,375)	(125,862)	(458,763)	(311,021)
Prepaid expenses	45,956	(29,871)	49,707	(62,531)
Receivables from related parties	-	128,429	-	-
Other receivables	(710,879)	(138,106)	(529,103)	(356,253)
Trade payables	1,394,075	784,797	2,165,530	1,325,977
Taxes payable	(324,774)	(8,888)	(426,440)	(52,134)
Long-term incentives	(4,808)	771	(4,808)	771
Advances from customers	245,761	47,194	206,044	187,306
Sundry provisions	52,522	(56,607)	94,382	(74,402)
Other payables	326,513	(296,253)	389,032	(212,133)

Cash from operations	1,398,135	2,274,254	3,615,934	3,662,622

Interest paid	(583,738)	(639,680)	(1,006,840)	(802,427)
Income tax and social contribution paid	(35,403)	(50,439)	(37,283)	(82,695)

Net cash generated by operating activities	778,994	1,584,135	2,571,811	2,777,500

Proceeds from the sale of fixed assets	-	423	115,846	23,958
Proceeds from the capital reduction of associates	-	6,600	-	6,600
Cash effect from incorporated subsidiary	394	-	(141,348)	-
Acquisitions of investments in subsidiaries and associates	(84,282)	(572,847)	-	(619,207)
Acquisitions to property, plant and equipment	(1,375,908)	(1,602,251)	(2,792,853)	(2,252,491)
Acquisitions of intangible assets	(13,384)	(5,131)	(15,734)	(11,474)
Held-for-trading and available for sale financial investments	19,453	(4,814)	(218)	(13,856)

Net cash used in investing activities	(1,453,727)	(2,178,020)	(2,834,307)	(2,866,470)

Short-term and long-term debt
Obtained borrowings	4,058,052	4,284,538	6,665,938	7,122,632
Payment of borrowings	(4,760,048)	(4,305,282)	(5,493,015)	(6,042,644)
Related parties	-	-
Obtained loans	1,823,138	2,459,254
Payment of loans	(366,861)	(1,293,557)
Dividends paid	(157,210)	-	(482,051)	(664,851)
Non-controlling interests in subsidiaries	(482,051)	(664,847)	(20,295)	76,406
Repurchase of shares	-	-	(36,694)	(946)
Capital increase	(36,694)	(946)
Other	-	-		4,147

Net cash provided by (used in) financing activities	78,326	479,160	633,883	494,744

Exchange variation on cash of foreign subsidiaries	-	-	(36,037)	(117,030)

Increase (decrease) in cash and cash equivalents	(596,407)	(114,725)	335,350	288,744

Represented by
Cash and cash equivalents at the beginning for the year	2,224,335	2,339,060	2,952,272	2,698,075
Cash and cash equivalents at the end for the year	1,627,928	2,224,335	3,287,622	2,986,819

Increase (decrease) in cash and cash equivalents	(596,407)	(114,725)	335,350	288,744

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

		Parent Company		Consolidated
Continued and discontinued operations	Nota	Note	2012	Note	2012

Revenue		25,248,033	22,322,402	43,376,748	39,623,873
Sale of goods, products and services, including discontinued operations	6(d)	24,868,066	22,339,568	42,647,728	39,579,217
Other income (expenses), net		410,617	(25,558)	779,083	40,044
Allowance for doubtful accounts		(30,650)	8,392	(50,063)	4,612
Inputs acquired from third parties		(21,144,265)	(17,810,055)	(37,141,063)	(33,357,839)
Cost of products, goods and services sold		(20,324,249)	(17,068,140)	(35,782,490)	(32,169,206)
Material, energy, outsourced services and others		(820,111)	(756,991)	(1,353,377)	(1,196,721)
Impairment / recovery of assets		95	15,076	(5,196)	8,088
Gross value added		4,103,768	4,512,347	6,235,685	6,266,034

Depreciation, amortization and depletion	6(d)	(1,193,976)	(1,064,731)	(1,933,776)	(1,723,420)

Net value added produced by the entity		2,909,792	3,447,616	4,301,909	4,542,614

Value added received in transfer		655,020	533,807	519,926	798,220
Results from equity investments	6(d)	290,414	7,511	(14,179)	(1,419)
Financial income	6(d)	364,389	526,062	532,012	769,341
Results from business combination	6(d)				30,045
Other		217	234	2,093	253

Total value added to distribute		3,564,812	3,981,423	4,821,835	5,340,834

Personnel		505,687	487,508	807,804	762,314
Direct compensation		378,082	371,573	608,193	577,110
Benefits		91,665	84,504	150,947	140,095
FGTS (Government Severance Pay Fund)		35,940	31,431	48,664	45,109

Taxes, fees and contributions		254,347	1,001,877	653,659	1,313,149
Federal		(440,584)	201,648	(174,029)	366,357
State		687,777	795,426	805,363	925,309
Municipal		7,154	4,803	22,325	21,483

Remuneration on third parties' capital		3,535,921	2,988,488	4,098,677	3,753,518
Financial expenses (including exchange variation)		3,391,552	2,836,289	3,908,924	3,558,776
Rentals		144,369	152,199	189,753	194,742

Remuneration on own capital	6(d)	(731,143)	(496,450)	(738,305)	(488,147)
Loss for the period, including discontinued operations		(731,143)	(496,450)	(1,033,176)	(552,413)
Non-controlling interests in loss for the year		-	-	(7,162)	8,303
Result from discontinued operations				302,033	55,963

Value added distributed		3,564,812	3,981,423	4,821,835	5,340,834

•          The statement of value added is not a required part of a set of financial statements under IFRS.

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

1                    Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia, which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 of which in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo, five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany. These units produce basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas) – and thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”).

Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant operating events

(i)                 In December 2011, Sunoco Chemicals, Inc. (“Sunoco”) announced the definitive shutdown of operations at its refinery that was responsible for supplying polymer-grade propylene, the main feedstock to the PP plant of the subsidiary Braskem America Inc (“Braskem America) in the state of Pennsylvania.

In 2012, Sunoco formally informed the Management of Braskem America of its alternative plan to supply feedstock, as required under the supply agreement entered into in 2010. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$235,962 (Note 33).

Despite the termination of the supply agreement, the Management of Braskem America pursued alternative supply and logistics solutions in order to continue operations at the unit and has already identified other sources to supply the feedstock required.

Another important and fundamental step in maintaining the operations at the plant was the acquisition of a propylene splitter unit from Sunoco on June 29, 2012. This unit transforms refinery-grade propylene into polymer-grade propylene. This acquisition does not represent a business combination, since it does not meet the definitions required by IFRS 3 and its corresponding CPC 15 (R1).

With the acquisition, Braskem America expanded its supply sources, since the supply of refinery-grade propylene is more abundant in the U.S. market.

(ii)               On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton (unaudited) of PVC, which expanded Braskem’s total installed capacity to 710 kton (unaudited). Total investment in the plant was approximately R$1 billion.

(iii)             On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, a new plant with annual production capacity of 103 kton (unaudited) of butadiene, which expanded Braskem’s total installed capacity to 477 kton (unaudited). Total investment was approximately R$300 million.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Corporate events

(i)                 On May 25, 2011, the Company entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. (“ISATEC”) were sold for R$ 1,100.

(ii)               On July 7, 2011 the company Braskem America Finance Company (“Braskem America Finance”), a wholly-owned subsidiary of Braskem America, was incorporated for the purposes of raising funds in the international financial market.

(iii)             On July 29, 2011, Braskem increased the capital of many subsidiaries. The breakdown of the increases that were fully subscribed and paid up by Braskem is presented below:

	Capital Increase	Number of share / quotas issued

Braskem Participações S.A. (“Braskem Participações”)	53	without the issue of new shares
Ideom Tecnologia Ltda. (“Ideom”)	23,701	23,700,974
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	35	18
IQ Soluções & Química S.A.(“Quantiq”)	61,100	without the issue of new shares
Rio Polímeros S.A. (“Riopol”)	14,108	without the issue of new shares
	98,997

(iv)             On August 25, 2011, Braskem Europe GmbH (“Braskem Alemanha”), a wholly-owned subsidiary of Braskem Netherlands B.V. (“Braskem Holanda”), was incorporated for the purpose of producing, trading, distributing, importing, exporting, research and development of chemical and petrochemical products, among other things. The assets acquired in the business combination of The Dow Chemical (“Dow Chemical”) in Germany were recorded in this subsidiary in October 2011 (Note 5).

(v)               On September 27, 2011, Braskem increased the capital of its subsidiary Braskem Holanda by R$415,168 (US$ 230 million) through the issue of 84,465,660 shares. A portion of this amount was used in the incorporation of Braskem Alemanha.

(vi)             On January 27, 2012, the controlling shareholder of Braskem, BRK Investimentos Petroquímicos S.A. (“BRK”) was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(vii)           On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, and conducting financial and commercial operations. The capital stock was fully paid up by the Parent Company, a sole partner, in the amount of R$81 (EUR 35 thousand) (Note 16(b)).

(viii)         On February 28, 2012, the Extraordinary Shareholders’ Meeting of the Parent Company approved the merger of the subsidiary Ideom Tecnologia Ltda., based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ix)             On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. and Rio Polímeros S.A. (“Riopol”) was increased in the amounts of R$649,639 and R$738,799, respectively (Note 16(b)), without the issue of new shares, as approved at the respective shareholders’ meetings. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(x)               On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of R$8 (EUR 3 thousand). The purpose of this subsidiary is to hold equity interests in other companies.

(xi)             On June 30, 2012, BRK was merged into its parent company OSP, which changed its interest to 50.11% and 38.11% of the voting and total capital of the Parent Company, respectively.

(xii)           On August 27, 2012, Braskem Áustria incorporated Braskem Áustria Finance GmbH (“Braskem Áustria Finance”), which has paid up capital of R$47 (EUR 18 thousand). The subsidiary’s purpose is to raise funds in international financial markets.

(xiii)         On September 3, 2012, a capital increase at the subsidiary Braskem Distribuidora Ltda. was approved, with the transfer of the facilities comprising the Water Treatment Unit (UTA) of the Basic Petrochemicals Unit at the Camaçari Petochemical Complex (Bahia) , in the amount of R$75,024, which corresponds to the residual book value, along with the change in the type of company to a corporation.

(xiv)         On November 5, 2012, in the Extraordinary Shareholders Meeting, approval was given for the increase in the capital stock of the subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”), in the amount of R$41,573 (Mex$266.666 thousand), through the issue of 86,052 Class “A” shares, which was fully paid in by the Parent Company. Subsequently, part of the capital was returned to the non-controlling shareholder, which resulted in an increase in the interest held by the Parent Company in the capital stock of Braskem Idesa, from 65% to 75%.

(xv)           On November 9, 2012, the Extraordinary Shareholders Meeting approved the change in the company name of Braskem Distribuidora S.A. to Distribuidora de Águas Camaçari S.A. (“Braskem Distribuidora”).

(xvi)         On December 11, 2012, through a series of corporate decisions, the subsidiary Braskem America became a wholly owned subsidiary of Braskem Alemanha.

(xvii)       On December 17, 2012, the Extraordinary Shareholders Meeting approved the change in the type of company of Braskem Petroquímica S.A. to a limited liability company, with the new corporate name Braskem Petroquímica Ltda. (“Braskem Petroquímica”).

(xviii)     On December 28, 2012, the Parent Company and Braskem Participações S.A. entered into a private instrument for the purchase and sale of shares through which it sold all shares of the subsidiary Braskem Distribuidora (Note 6).

(xix)         On December 28, 2012, the Parent Company entered into a private instrument for the purchase and sale of shares through which it sold its interest in the subsidiary Cetrel S.A. (Note 6).

(xx)           Braskem and Petroquimica de Venezuela S.A. (“Pequiven”) decided to concentrate their estimated investments in Venezuela in the jointly-controlled company Polipropileno Del Sur (“Propilsur”). As a result of this decision, the shareholders meeting decided to withdraw the interest held by Braskem in the jointly-controlled company Polietilenos de America (“Polimerica”), whose corporate documents are currently in the process of being registered with the applicable body in Venezuela. As a result, the Management of Braskem decided to write off the investment in Polimerica already in 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Net working capital

On December 31, 2012, net working capital at the Parent Company was negative R$1,594,367 (R$311,862 in 2011). On the other hand, consolidated net working capital was positive R$35,700 (R$1,118,729 in 2011).  The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reasons, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group.

Braskem also has three revolving credit lines that may be used at any time (Note 4.3).

(d)               Effect of foreign exchange variation

The Company has balances and transactions in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar average and end-of-period exchange rates for the fiscal years in this report:

U.S. dollar, end of period
December 2012	R$ 2.0435
December 2011	R$ 1.8758
Appreciation of the U.S. dollar in relation to the Brazilian real	8.94%

Average U.S. dollar rate
Nine-month period ended December 31, 2012	R$ 1.9550
Nine-month period ended December 31, 2011	R$ 1.6746
Appreciation of the U.S. dollar in relation to the Brazilian real	16.74%

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2                    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied to the years presented, with the exception of the adoption of the equity method used for the recognition of investments in jointly-controlled companies in place of the proportional consolidation method (Note 2.12).

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The 2011 financial information, presented for comparison purposes, was altered to reflect: (i) the final valuation of the business combination of Dow (Note 5) , whose impact on equity, recorded in the item “ Profit (losses) accumulated” , amounted to R$28,692; and (ii) the impacts of discontinued operations (Note 6).

The issue of these financial statements was authorized by the Company’s Board of Directors on February 6, 2013.

2.1.1        Parent company financial statements

The Parent Company financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Brazilian Corporate Law and the standards issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and are disclosed together with the consolidated financial statements. The accounting practices adopted in Brazil applicable to the Parent Company financial statements differ from International Financial Reporting Standards (“IFRS”) only in relation to the valuation of investments in subsidiaries and associates based on the equity accounting method, instead of cost or fair value in accordance with IFRS. The reconciliations between equity and results of operations of the Parent Company with the consolidated are presented in Note 2.1.2 (a.ii).

2.1.2        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with accounting practices adopted in Brazil, including the standards issued by the CPC, and in accordance with the IFRS issued by the International Accounting Standards Board (“IASB”).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               Consolidation

The financial statements of subsidiaries and specific purpose entities included in the consolidated financial statements have been prepared in accordance with the same accounting practices as those adopted by the parent company.

The consolidation process provided for in pronouncements CPC 36 (R2) and IAS 27 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Parent Company in the equity of subsidiaries;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit (loss) for the year and assets that correspond to unrealized gains and unrealized losses with third parties on transactions between companies.

The consolidated financial statements comprise the financial statements of the Parent Company and the following subsidiaries:

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

		Total interest - %
		Headquarters
		(Country)	2012	2011

Direct and Indirect subsidiaries
Braskem America, Inc. (“Braskem America”)		USA	100,00	100,00
Braskem America Finance Company ("Braskem America Finance")		USA	100,00	100,00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100,00	100,00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(i)	Austria	100,00	-
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100,00	100,00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100,00	100,00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100,00	100,00
Braskem Idesa S.A.P.I (“Braskem Idesa")	(ii)	Mexico	75,00	65,00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	0	Mexico	75,00	65,00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)	0	Brazil	100,00	100,00
Braskem Incorporated Limited (“Braskem Inc”)	0	Cayman Islands	100,00	100,00
Braskem International GmbH ("Braskem Austria")	(iii)	Austria	100,00	-
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100,00	100,00
Braskem México, S de RL de CV (“Braskem México”)	0	Mexico	100,00	100,00
Braskem Participações S.A. (“Braskem Participações”)	0	Brazil	100,00	100,00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)	0	Brazil	100,00	100,00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	0	Chile	100,00	100,00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(iv)	Spain	100,00	-
Braskem Qpar S.A. (“Braskem Qpar”)	0	Brazil	100,00	100,00
Cetrel S.A. ("Cetrel")	(v)	Brazil	-	54,09
Commom Industries Ltd. (“Commom”)	0	British Virgin Islands	100,00	100,00
Distribuidora de Água Camaçari S.A (“Braskem Distribuidora”)	(v)	Brazil	-	100,00
Ideom Tecnologia Ltda. (“Ideom”)	(vi)	Brazil	-	100,00
IQ Soluções & Química S.A.(“Quantiq”)	(vii)	Brazil	-	100,00
IQAG Armazéns Gerais Ltda. (“IQAG”)	(vii)	Brazil	-	100,00
Lantana Trading Co. Inc. (“Lantana”)	0	Bahamas	100,00	100,00
Norfolk Trading S.A. (“Norfolk”)	0	Uruguay	100,00	100,00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	0	Brazil	100,00	100,00
Rio Polímeros S.A. (“Riopol”)	0	Brazil	100,00	100,00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	0	Brazil	100,00	100,00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)	(viii)	Brazil	-	33,20
Polietilenos de America S.A.(“Polimerica”)	(ix)	Venezuela	-	49,00
Polipropileno Del Sur S.A.(“Propilsur”)	(viii)	Venezuela	-	49,00

(i)         Company incorporated in August 2012 (Note 1(b)(xii)).

(ii)       The Company increased its interest in this investment in November 2012 (Note 1(b)(xiiv)).

(iii)      Company incorporated in February 2012 (Note 1(b)(vii)).

(iv)     Company incorporated in June 2012 (Note 1(b)(x)).

(v)       Divestments in December 2012 (Note 1(b)(xviii) and (xix)).

(vi)     Company merged in February 2012 (Note 1(b)(viii)).

(vii)    Companies in advanced stage of sale (Note 6).

(viii)  Unconsolidated investments as from 2012 (Note 2).

(ix)     The Company decided to withdraw its interest in this investment in November 2012 (Note 1(b)(xx)).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a.i)     Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Equity		Profit (loss) for the year
	2012	2011	2012	2011

Braskem Idesa	87,813	93,578	(7,162)	(4,695)
Cetrel	-	121,744	-	12,998
Total	87,813	215,322	(7,162)	8,303

(a.ii)    Reconciliation of equity and profit (loss) for the period between parent company and consolidated

	Equity		Profit (loss) for the year
	2012	2011	2012	2011

Parent Company	8,624,879	9,813,480	(731,143)	(496,450)
Braskem shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	87,813	215,322	(7,162)	8,303
Consolidated	8,663,800	9,979,910	(738,305)	(488,147)

2.2              Operating segment reporting

This information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments (Note 36).

The determination of results per segment takes into consideration transfers of goods and provision of services between segments that are considered arm’s length sales and stated based on market prices.

2.3              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real, determined in accordance with CPC 02 (R2) and IAS 21.

(b)               Brazilian real functional currency

Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations, except those designated for hedge accounting, which are deferred in equity as cash flow hedges.

Foreign exchange variations on financial assets and liabilities are classified as “financial income” and “financial expenses”, respectively.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly-controlled subsidiary have a different functional currency from that of the Parent Company, namely:

(i)                 Propilsur, headquartered in Venezuela, adopts as functional currency the U.S. dollar, since it is in the construction stage and the main supplies of equipment and services for the installation of the project are based on this currency;

(ii)               Braskem Idesa, Braskem Idesa Serviços and Braskem México, headquartered in Mexico, have as functional currency the Mexican peso, since they are in the construction stage and the main supplies of equipment and services are based on this currency, and because it has a management structure that is independent of the Parent Company’s operations;

(iii)             Braskem América and Braskem América Finance, headquartered in the United States, maintain a management structure that is independent from the operations of the Parent Company and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and other production costs are mostly determined in U.S. dollar, which is, therefore, its functional currency.

(iv)             Braskem Alemanha, headquartered in Germany, maintains a management structure that is independent from the operations of the Parent Company and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and other production costs are mostly determined in euro, which is, therefore, its functional currency; and

(v)               Braskem Áustria maintains a management and administrative structure that is independent from the operations of the Parent Company and has its own workforce, contracts third-party services and is involved in the buying and trading of naphtha. In addition to these operations, it also functions as a holding company, with certain subsidiaries abroad under its control. The euro was defined as the functional currency , since this currency is used in its main operations and is the local currency of that country.

The financial statements of these companies are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each statement of operations are translated at the rate prevailing on the dates of the transactions.

All resulting exchange differences are recognized as a separate component of equity in the account “other comprehensive income”. When a foreign investment is partially or fully written off for any reason, the respective exchange differences recorded in equity are recognized in the statement of operations as part of the gain or loss on the transaction.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.4              Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an immaterial risk of change in value (Note 7).

2.5              Financial assets

2.5.1        Classification

Financial assets are classified upon initial recognition in the categories listed below. This classification depends on the purpose for which they were acquired.

(a)               Held-for-trading financial assets – these are measured at fair value and they are held to be actively and frequently traded in the short term. The assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated for hedge accounting (Note 2.6).

(b)               Loans and receivables - these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except for those falling due more than 12 months after the balance sheet date, classified as non-current assets. The Company’s loans and receivables comprise loans to related parties and accounts with associates (Note 11), trade accounts receivable (Note 9), other accounts receivable (Note 15), cash and cash equivalents (Note 7) and financial investments (Note 8).

(c)                Held-to-maturity financial assets - these are financial assets acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity.  The Company’s held-to-maturity financial assets comprise mainly quotas of investment funds in credit rights.

2.5.2        Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date, usually when the Company commits to purchase or sell the asset.

Held-for-trading financial assets are carried at fair value on an ongoing basis. Gains or losses arising from changes in the fair value of these financial assets are presented in “financial results” in the period in which they arise.

Loans and receivables are carried at amortized cost using the effective interest method. These assets are stated at cost of acquisition, plus earnings accrued, against profit or loss for the year.

Financial assets are derecognized when the corresponding rights to receive cash flows have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

Eventual expenses with the acquisition or sale of held-for-trading financial assets are expensed in the statement of operations. For the other financial assets, these expenses, when significant, are added to their respective fair value.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Dividends declared by associates assessed at cost are recognized in the statement of operations as part of the account “results from equity investments”.

2.5.3          Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legal right to do to so and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

2.5.4        Impairment of financial assets

The Company permanently assesses the existence of objective evidence that a financial asset, classified as loans and receivables or held-to-maturity is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

a)      significant financial difficulty of the issuer or debtor;

b)      a breach of contract by the issuer or debtor, such as a default or delinquency in interest or principal payments;

c)      it becomes probable that the borrower will enter bankruptcy or other financial reorganization; or

d)      the disappearance of an active market for that financial asset because of financial difficulties.

Losses are recorded when there is objective evidence of impairment as a result of one more events that occurred after the initial recognition of the asset and that loss event has an impact on the future cash flows that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate. This methodology does not apply to the calculation of the provision for impairment.

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.6              Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis. The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument.

(a)               Designated as hedge accounting

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months.

Management may designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. It also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of the changes in the fair value of hedge derivatives is recognized in “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects profit or loss. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance or discontinued, the cumulative gain or loss in equity is immediately transferred to profit or loss for the year.

The cash flow hedge transactions carried out by the Company are described in Note 20.

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”, regardless of the instrument contracted.

2.7              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the provision for impairment. The Company’s billing period is generally 30 days, therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale (Note 9).

2.8              Inventories

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail price, net of taxes. The Company determines the cost of its production using the absorption method, and uses the weighted average cost to determine the value of its inventories. Imports in transit are stated at the cost accumulated in each import (Note 10).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.9               Non-current assets held for sale

(a)               Held-for-sale assets

Non-current assets are classified as available-for-sale when (i) their book value is not impaired by the sale; and (ii) when this sale is practically certain. These assets are assessed at the lowest value between book value and fair value less selling costs.

These assets are presented in a specific item on the balance sheet. For investments in subsidiaries, their assets and liabilities, after eliminating the balances held at such companies, these are also presented in the same item on the consolidated balance sheet.

Property, plant and equipment and intangible assets are no longer depreciated and/or amortized and the ownership interest in associated companies, subsidiaries and jointly-controlled companies classified as held-for-sale are no longer evaluated using the equity method.

(b)               Discontinued operations

The Company classifies as discontinued the operations related to cash generating units or reportable operating segment that have been divested or are undergoing divestment and are classified as held-for-sale.

Profit or loss from discontinued operations is presented in a single item on the statement of operations for the fiscal year. In addition, detailed information is also reported, as follows:

(i) revenue, cost of sales, general and administrative expenses and profit or loss before income tax and social contribution;

(ii) income tax and social contribution;

(iii) gains and losses recognized upon measurement at sales value less selling expenses or upon sale of the available-for-sale assets that comprise the discontinued operation; and

(iv) income tax and social contribution related to item (iii) above.

Profit or loss from discontinued operations is recognized after eliminating the revenues and expenses arising from any commercial and financial operations carried out among the companies.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.10          Investments in subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities (control). These investments are consolidated and measured in the financial statements of the Parent Company through the equity method.

The Company uses the acquisition method to account for the acquisitions of subsidiaries (business combinations). The use of this method requires (i) the identification of the acquirer; (ii) determination of the date of acquisition; (iii) the recognition and measurement of the identifiable assets acquired, contingencies, liabilities assumed and non-controlling interests; and (iv) the recognition and measurement of goodwill from future profitability or gain arising from a bargain purchase.

The consideration transferred for the acquisition of a subsidiary is the sum of the fair value of the assets transferred, liabilities incurred and equity interests issued by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The non-controlling interests in the investee are determined by means of the application of the respective interest percentage on the fair value of the acquiree’s net assets.

The excess of the consideration paid in relation to the fair value of the Company’s share of the identifiable net assets acquired, is recorded as goodwill. When the consideration transferred is less than the fair value of the net assets acquired, the difference, after all recalculations are made, is recognized directly as a gain in the statement of operations (bargain purchase).

The costs related to the acquisition of subsidiaries are accounted for in profit or loss for the year as they are incurred.

Investment gains and losses arising from transactions with non-controlling shareholders are directly recorded in equity in “other comprehensive income”. These gains and losses are transferred to profit or loss for the year when the Company ceases to have control over the related subsidiary.

The Company recognizes, in the Parent Company’s financial statements, a provision for losses in subsidiaries at an amount equivalent to the net capital deficiency of these subsidiaries. This provision is recorded in non-current liabilities with a contra-entry to the account “results from equity investments”.

The unrealized gains in operations between the Parent Company and its subsidiaries that are still recorded in the assets held by the Company are fully eliminated from the financial statements of the Parent Company.

2.11          Investments in associates and other investments

Associates are all entities over which the Company has the power to participate in the financial and operating decisions without having control (significant influence). Investments in associates are initially accounted for at cost and subsequently using the equity method and they may include possible goodwill identified on acquisition, net of any accumulated impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these investments.

Gains and losses arising from the dilution of or increase in investments in associates are recognized in the statement of operations.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Other investments are stated at acquisition cost, less provision for adjustments to market value, when applicable.

2.12          Investments in jointly-controlled subsidiaries

Jointly-controlled subsidiaries are all entities over which the Company shares, under an agreement, control with one or more parties. Investments in jointly-controlled subsidiaries are initially accounted for at cost and subsequently using the equity method.

The unrealized gains in operations between the Company and its jointly-controlled companies are eliminated proportionately to its interest in these investments.

2.13          Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation and provision for impairment, when applicable. The cost includes:

(a)      the acquisition price and the financial charges incurred in borrowings during the phase of construction (Note 17), and all other costs directly related with making the asset usable; and

(b)     the fair value of assets acquired through business combinations.

The assets intended for maintaining the Company’s activities arising from financial lease operations are recorded initially at the lower of fair value or the present value of the minimum payment of the contract, and are depreciated on a straight-line basis over the term of the contract.

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above.

The machinery, equipment and installations of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks.

Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Costs of materials and outsourced services that are directly attributable to these shutdowns are capitalized when (i) it is probable that future economic benefits associated with these costs will flow to the Company; and (ii) these costs can be measured reliably. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage.

The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis. The average depreciation and depletion rates used, determined based on the useful lives of the assets, are presented in Note 3.4 .

Land has an indefinite useful life, therefore, it is not depreciated.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

The useful life is annually reviewed by the Company. The Company does not attribute a residual value to assets due to its insignificance.

2.14          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IFRS pronouncements and represent the excess of the amount paid over the amount of equity of the entities acquired. Upon adoption of the CPC and IFRS pronouncements in 2009, the Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since that date and it is tested annually for eventual impairment.

Goodwill is accounted for at cost, net of accumulated impairment losses, when applicable. Impairment losses are not reversed.

(b)               Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 15 and 20 years)

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 11 and 19 years).

(d)               Software

Software is recorded at cost net of accumulated amortization and provision for impairment, when applicable. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.15          Impairment of non-financial assets

Assets that have indefinite useful lives, for example goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that that have defined useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell; (ii) and its value in use. Taking into consideration the peculiarities of the Company’s assets, the value used for assessing impairment is the value in use, except when specifically indicated otherwise. The value in use is estimated based on the present value of future cash flows (Note 3.6).

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that can be CGUs or operating segments.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at least at the balance sheet date.

2.16          Trade payables

Trade payables are obligations arising from the acquisition of goods or services in the ordinary course of business and they are recorded at the amount billed. When applicable, they are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction. The Company calculates the adjustment to present value for operations that have material impact on its financial statements.

2.17          Borrowings

Borrowings are recognized initially at fair value and  net of the transaction costs incurred in structuring the transaction, when applicable. Subsequently, borrowings are presented with the charges and interest in proportion to the period incurred.

2.18          Provisions

Provisions are recognized in the balance sheet when (i) the Company has a present legal, contractual or constructive obligation as a result of past events, (ii) it is probable that an outflow of financial resources will be required to settle the obligation and (iii) the amount can be reliably estimated.

The provisions for tax, labor and other contingencies are recognized based on Management’s expectation of probable loss in the respective proceedings and supported by the opinion of the Company’s external legal advisors (Note 23).

The contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. Subsequently, and until the liability is settled, these contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount that would be recognized under CPC 25 and IAS 37.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Provisions are measured at the present value of the expenditures required to settle the obligation using a rate before tax effects that reflects current market assessments. The increase in the provision due to passage of time is recognized in “financial results”.

2.19          Current and deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. On the other hand, the deferred income tax and social contribution are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred income tax and social contribution assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized based on projections of future results prepared and based on internal assumptions and future economic scenarios that will allow for their utilization. The amounts accounted for and projections are regularly reviewed.

Deferred income tax and social contribution assets and liabilities are presented net in the balance sheet when there is a legally enforceable right to offset them upon the calculation of current taxes. Accordingly, deferred tax assets and liabilities in different companies or countries are generally presented separately, and not on a net basis.

Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

2.20          Post-employment benefits

The Company sponsors a defined contribution plan and defined benefit plans.

(i)        Defined contribution plan

For the defined contribution plan, the Company pays contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the Company does not have any further obligations related to additional payments.

(ii)       Defined benefit plan

The defined benefit plans are financed by the payment of contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The Company adopts the corridor approach to recognize actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions. Actuarial gains and losses that exceed the higher of 10% of plan assets or 10% of plan liabilities, are charged or credited to profit or loss according to the average remaining service period of the fund participants.

Past-service costs are recognized immediately in profit or loss on a straight-line basis over a period equivalent to the vesting period.

2.21          Contingent assets and liabilities and judicial deposits

The recognition, measurement and disclosure of contingent assets and liabilities and judicial deposits are performed in accordance with CPC 25 and IAS 37 as follows:

(i)            Contingent assets – are not recognized in the books, except when management considers, supported by the opinion of its external legal advisors, the gain to be virtually certain or when there are secured guarantees or for which a favorable final and unappealable decision has been rendered.

(ii)          Contingent liabilities – are not recognized, except when management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. For unrecognized contingencies, the Company discloses the main proceedings for which an unfavorable outcome is assessed as a possible in (Note 28).

(iii)        Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

2.22          Distribution of dividends

The distribution of dividends to shareholders of the company is recognized based on Brazilian corporate law and on the bylaws of the Company.

Upon closing the balance sheet, the amount corresponding to the minimum mandatory dividend (Note 29(b)) is registered in current liabilities under “dividends and interest on capital payable” since it is considered a legal obligation provided for in the bylaws of the Company. The portion of dividends that exceeds the minimum mandatory amount is represented in “proposed additional dividend”, in the “profit reserve” group under shareholders' equity. Once approved by the shareholders’ meeting, this portion is transferred to current liabilities.

2.23          Leases

Leases in which a significant portion of the risks and rewards of ownership of the assets is retained by the lessor are classified as finance leases. Payments made under these leases are charged to the statement of operations on a straight-line basis over the period of the lease.

The contracts in which the Company holds substantially all risks and rewards of ownership of the assets, are classified as operating leases and recognized under liabilities in “other payables” as a contra-entry to property, plant and equipment.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.24          Recognition of sales revenue

Sales revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of taxes, returns and rebates.

Revenue from the sale of goods is recognized when (i) the amount of revenue can be reliably measured and the Company no longer has control over the goods sold; (ii) it is probable that future economic benefits will be received by the Company; and (iii) all legal rights and risks and rewards of ownership have been transferred to the customer. The Company does not make sales with continued management involvement.

Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment at which the legal right, as well as the risks and rewards, are substantially transferred to the customer and determined as follows:

for contracts in which the Company is responsible for freight and insurance, the legal right, as well as the risks and rewards, are transferred to the customer after the good is delivered at the contractually agreed destination;

(ii)          for contracts in which the freight and insurance are the responsibility of the customer, the risks and rewards are transferred at the moment the goods are delivered at the client’s shipping company; and

(iii)        for contracts in which the delivery of the goods involves the use of pipelines, particularly basic petrochemicals, the risks and rewards are transferred immediately after the Company’s official measures, which is the point of delivery of the goods and transfer of their ownership

The cost of freight services related to sales, transfers to storage facilities and product transfers are included in cost of sales.

2.25          Rules, changes and interpretations of standards that will be in force in 2013

Rules, changes and interpretations of standards that will be in force in 2013 and have not been adopted early by the Company:

(a)               On December 13, 2012, the Securities and Exchange Commission of Brazil (CVM) published Deliberation 695 approving CPC 33 (R1) "Employee benefits”, which incorporated the changes under IAS 19 – “Employee benefits” amended in June 2011

The main impacts of the changes follow:

(i)            elimination of the possibility of using the “corridor method” (permission for actuarial gains and losses up to the limit of 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan’s assets, the greater of the two values, to be recognized as profit or loss for the remaining average working life of participants in the plan);

(ii)          recognition of actuarial gains and losses under “other comprehensive income”, as they occur. These amounts will not be carried to the profit or loss of the fiscal year, remaining under equity in other comprehensive income.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(iii)        immediate recognition of the costs of past services in the profit or loss; and

(iv)        substitution of the participation cost and expected return on the plan’s assets for a net participation amount calculated by applying the discount rate to the assets (liabilities) of the net defined benefit.

This rule will not cause material impacts for Braskem, since the withdrawal of sponsorship by the Company for the two largest defined benefit plans was approved in 2012. For the remaining plans, the unrecognized balance of actuarial loss, at December 31, 2012, was R$19,218.

The rule applies to fiscal years beginning as of January 1, 2013.

(b)               On December 20, 2012, the CVM released Deliberation 698 approving CPC 36 (R3) “Consolidated financial statements”, which incorporated the changes under IFRS 10 – “Consolidated financial statements”

The new standard is based on existing principles and identifies the concept of control as the dominant factor when determining whether an entity should be included in the consolidated financial statements of the Parent Company. The standard provides additional guidance for determining control.

The Company analyzed this standard and concluded that it will not cause any impacts on its consolidated financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

(c)               On November 23, 2012, the CVM released Deliberation 694 approving CPC 19 (R2) “Joint businesses”, which incorporated the changes introduced under IFRS 11 – “Joint arrangements”

The standard provides more realistic reflections of joint arrangements by focusing on the rights and obligations under the arrangement instead of on its legal form. There are two types of joint arrangements:

(i)            joint operation - when one of the parties has rights to the assets and obligations relating to the arrangement and, as a result, will record its share of the assets, liabilities, revenues and expenses; and

(ii)            joint venture – when one of the parties has rights to the net assets of the arrangement and will record the investment by the equity method.

The proportional consolidation method will no longer be permitted for joint control.

The adoption of this standard will have no impacts on the Company, since it already adopts the equity method for investments in jointly-controlled companies.

The rule applies to fiscal years beginning as of January 1, 2013.

(d)               On December 13, 2012, the CVM released Deliberation 697 approving CPC 45 “Disclosure of interest in other entities”, which incorporated the changes under IFRS 12 – “Disclosure of interest in other entities”.

The standard deals with disclosure requirements for all forms of interest in other entities, including joint arrangements, associations, specific-purpose interest and other forms of interest that are not booked.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The Company analyzed the standard and its impact will be to expand the respective Note in the financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

(e)               On December 20, 2012, the CVM disclosed Deliberation 699 approving CPC 46 “Fair value measurement”, which incorporated the changes under IFRS 13 - “Fair value measurement”

The objective of the standard is to increase consistency and reduce the complexity of fair value measurement, providing a more precise definition and a single source of fair value measurement and its disclosure requirements under IFRS. The requirements do not expand the use of fair value booking, but rather provide instructions on how to apply it when already required or allowed under other IFRS standards.

The Company analyzed the standard and concluded that there will be no impacts on its consolidated financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

2.26          Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company and its subsidiaries:

IFRS 9 – “Financial Instruments” outlines the requirements for the classification, measurement and recognition of financial assets and liabilities IFRS 9 was issued in November 2009 and October 2012 and substitutes the paragraphs in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 required classification of financial assets into two categories: measured at fair value and measured at amortized cost.  Classification is determined when the financial asset is initially recognized. Classification depends on the business model of the entity and the characteristics of the cash flow arrangements of the financial instruments. For financial liabilities, the standard maintains most of the requirements under IAS 39. The main change is when the fair value option is adopted for financial liabilities, in which case the portion of change in fair value that is attributable to changes in the credit risk of the entity is registered in other comprehensive income and not in the statement of operations, except for cases in which this results in accounting mismatches. The standard will be applicable as of January 1, 2015. This standard has not yet been issued by the CPC.

IAS 32 – “Financial Instruments: Presentation” provides further clarification in addition to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet The standard will be applicable as of January 1, 2014. This standard has not yet been issued by the CPC.

IAS 1 – “Presentation of Financial Statements” – the main change was the requirement that entities group the items presented under other comprehensive income based on whether or not they are potentially reclassifiable to the subsequent profit or loss (reclassification adjustments). This change, however, does not establish which items should be presented under other comprehensive income. The standard will be applicable as of July 1, 2013. This standard has not yet been issued by the CPC.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

3.1              Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors at the end of the second half of every year. This plan is prepared by the Executive Board and its main variables, such as the price of the products manufactured by the Company, price of naphtha, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products are obtained from specialized external consultants.  The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, the corresponding portion of the asset that cannot be recovered is written off.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3.2              Pension plans – defined benefit

The Company recognizes the obligation of the employee defined benefit plans and related costs, by adopting the following practices:

(i)            the plan cost is determined by actuaries using the projected unit credit method and the best estimates of the plan’s manager and the Company of the expected performance of the plan’s investments, salary growth, retirement age of employees and discount rates; and

(ii)          the plan assets are stated at fair value.

The discount rate used to determine the present value of future benefit obligations is a combination of the estimate for the market interest rate and annual inflation.

Additionally, actuaries, supported by the plan’s manager, also use subjective factors such as rescission, turnover and mortality rates to estimate these factors. The actuarial assumptions used in the Company’s plans can be materially different from the actual results due to changes in economic and market conditions, regulatory events, court decisions, higher or lower rescission rates or longer or shorter longevity of participants (Note 25).

3.3              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The fair values recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transactions.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3.4              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2012, this analysis concluded that the useful lives applied in 2011 and 2012 should be maintained in 2013.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	Percentage (%)
	2012	2011
Buildings and improvements	3.59	3.46
Machinery, equipment and installations	7.25	6.91
Mines and wells	9.01	9.01
Furniture and fixtures	10.75	10.86
IT equipment	20.50	20.80
Lab equipment	9.90	10.18
Security equipment	9.99	9.96
Vehicles	18.71	20.00
Other	19.54	22.59

3.5              Business combination

In accordance with CPC 15 and IFRS 3, the Company must allocate the cost of the assets acquired and the contingencies and liabilities assumed based on their estimated fair values on the acquisition date.

The Management of the Company exercises a significant amount of judgment when measuring tangible assets, identifying and measuring intangible assets, identifying and measuring risks and contingencies, measuring other assets acquired and liabilities assumed and determining remaining useful lives. The use of assumptions in risk measurements and assessments may result in estimated amounts that differ from the assets acquired and liabilities assumed. The Company contracts specialized companies to support it in these activities.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3.6              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis takes into consideration, among others, the following variables that are relevant to the Business Plan mentioned in (Note 3.1): (i) evolution of Industrial Gross Domestic Product; (ii) price of naphtha; (iii) evolution of Brazil’s Gross Domestic Product; (iv) inflation; and (v) foreign exchange rates. The Company uses scenarios projected by specialized consultants to estimate these variables.

When some indication that the amount of these assets will not be recovered is identified, the Company compares the book value of such assets with the respective values in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

International businesses operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Germany: represented by assets of PP plants located in Germany;

Chemical Distribution operating segment:

•           This segment was represented by assets of the subsidiaries Quantiq and IQAG and was discontinued after the decision was made to sell these companies (Note 6).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

3.7              Provisions and contingent liabilities

The contingent liabilities and provisions that exist at the Company are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 28). In business combination transactions, in accordance with the provision in CPC 15 (R1) and IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss (Note 23).

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision nor does it disclose them in a note to the financial statements regardless of the amount involved.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts, such as refinancing programs (REFIS) implemented in Brazil at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

4                    Risk management

Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange rates and interest rates; (ii) the credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the  financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risk

Braskem prepares a sensitivity analysis for each type of market risk to which it is exposed, which is presented in Note 20.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities and, in general, seeks to transfer the variations caused by fluctuations in market prices. In addition, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethanol (Note 20.2.1). Also, an immaterial part of sales may be performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts associated with future sales.

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the Brazilian real and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

On December 31, 2012, Braskem prepared a sensitivity analysis for its exposure to U.S. dollar risk, as informed in Note 20.4(c).

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), in fixed rates in Brazilian real and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts designated as hedge accounting (Note 20.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2012, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 20.4(d), (e) and (f).

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2012, Braskem held netting contracts with Banco Citibank S.A. HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A. Banco Safra S.A. Banco Santander S.A. (Brasil),  Banco Votorantim S.A. Banco West LB do Brasil S.A. Banco Caixa Geral – Brasil S.A. and Banco Bradesco S.A.  Approximately 55% of the amounts held in cash and cash equivalents (Note 7) and financial investments (Note 8) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 19). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2012, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$256,884 (R$253,607 in 2011) (Note 9).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with short-term obligations, determined based on the operating disbursements projected for the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

Some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 19 (h)), which were monitored on a quarterly basis by the Company’s Management. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.

Additionally, Braskem has three revolving credit lines that may be used without restrictions in the amounts of: (i) US$350 million for a period of four years as from November 2012; and (ii) US$250 million for a period of five years as from August 2011; and (iii) R$450 million for a period of three years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. On December 31, 2012, Braskem had not drawn any credit from these lines.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining between the balance sheet date and the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

		Until	Between one and	Between two and	More than	Fair value
	Note	one year (i)	two years (i)	five years (i)	five years (i)	total
Current
Trade payables	0	8,897,597	-	-	-	8,897,597
Borrowings	0	1,912,252	-	-	-	1,912,252
Derivatives	20.2.1	293,378	-	-	-	293,378
Other payables	(ii)	260,649				260,649

Non-current
Borrowings		-	1,947,669	4,111,398	19,656,704	25,715,771
Other payables	(iii)		155,966	166,381		322,347
At December 31, 2012		11,363,876	2,103,635	4,277,779	19,656,704	37,401,994

(i)         The maturity terms presented are based on the contracts signed.

(ii)       Refers to amounts payable to non-controlling shareholders of Braskem Idesa (Note 27(a)(i)).

(iii)      Refers to amounts payable to BNDES Participações S.A., as part of the business combination with Quattor (Note 27(b)).

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is also the case of liquidity, capital is not managed at the Parent Company level, but rather at the consolidated level.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

5                    Business combination

PP assets abroad – Dow Chemical

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha, acquired the PP business of Dow Chemical for R$608 million (US$323 million). On the same date, the amount of
R$312 million (US$166 million) was paid, which corresponds to the portion of accounts payables that were assumed in the transaction.

The agreement also provided for adjustments to the amount paid based on the variation in trade accounts receivable and inventory, for which the final amount was a receivable of R$24 million (US$12 million) by the acquirers.

The negotiation included four industrial units, of which two are in the United States and two in Germany, with combined annual production capacity of 1,050 thousand tons (unaudited) of PP.

The negotiation involved the acquisition mainly of industrial plants, trade accounts receivable, inventory and assumed liabilities related to the business operation. In the United States, the acquired plants are located in the state of Texas and have annual capacity of 505 thousand tons (unaudited). In Germany, the acquired plants are located in Wesseling and Schkopau and have annual production capacity of 545 thousand tons (unaudited).

The amount paid included trade accounts receivable and inventory located in Mexico through the subsidiary Braskem México, in the amount of R$13 million (US$8 million), net of the accounts payable assumed. Since it represented an isolated asset acquisition closed in the short term with the sale of inventory and the financial settlement of accounts receivable and payable, this part of the operation was not considered a business combination.

The effective settlement of the operation by the parties occurred on September 30, with financial settlement on October 3, 2011. Until the effective payment to Dow Chemical, the acquirers did not make any relevant decisions regarding the operations of the plants, which began to occur only after October 3. The rights and obligations generated as of October 1, 2011 are the responsibility of the acquirers, such as the inventory produced and the new obligations assumed.

The reasons mentioned above led to the conclusion that the acquisition of control occurred on October 3, 2011, the date of the registration of the business combination and as of when the acquired assets and liabilities were consolidated into Braskem’s financial statements.

This acquisition was approved by Brazil’s antitrust authority CADE (Conselho Administrativo de Defesa Econômica) on February 8, 2012, by the corresponding U.S. regulatory body on September 9, 2011, and by the European antitrust authorities on September 28, 2011.

The allocation of the amounts of the assets acquired and liabilities assumed in the financial statements for the year ended December 31, 2011 was made on a preliminary basis by the acquirers. The Company contracted independent experts to measure the fair value of this acquisition, which was concluded in the second quarter of 2012. As a result of this assessment, and as required under CPC 15 (R1) and the corresponding IFRS 3, the Company recognized, retrospectively, among other amounts, the following main amounts in the 2011 financial statements:

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(i)       addition of property, plant and equipment, in the amount of R$36,526;

(ii)     effect on deferred income tax loss, in the amount of R$15,021.

The Company also recognized a credit, in the amount of R$8,540, related to an adjustment in the amount paid, as provided for by the initial agreement.

Therefore, the Company recognized a gain (bargain purchase) of R$30,045 (US$16 million) in the specific line on the statement of operations for fiscal year 2011 referred to as “results from business combinations”. The Company also recognized depreciation on the fair value adjustment in the amount of R$1,992, and its deferred income tax effect in the amount of R$639.

The following table summarizes the consideration paid to Dow Chemical and the fair values of the assets acquired and liabilities assumed, which were recognized retrospectively in the financial statements of December 31, 2011:

	United States	Germany	Total business combination	Mexico	Total
Consideration transferred
Cash	285,135	285,551	570,686	13,214	583,900
Total consideration transferred (A)	285,135	285,551	570,686	13,214	583,900
	-	-	-	-	-
Fair value of the identifiable assets and liabilities assumed	-	-	-	-	-
Current assets	-	-	-	-	-
Trade accounts receivable	143,932	133,438	277,370	18,948	296,318
Inventories	161,617	126,385	288,002	12,661	300,663
Non-current assets	-	-	-	-	-
Property, plant and equipment	137,186	222,483	359,669	-	359,669
	-	-	-	-	-
Current liabilities	-	-	-	-	-
Trade accounts payables	(140,558)	(153,310)	(293,868)	(18,395)	(312,263)
Other payable accounts	(845)	(141)	(985)	-	(985)
Non-current liabilities	-	-	-	-	-
Deferred income tax	(6,374)	(8,647)	(15,021)	-	(15,021)
Pension plans	-	(14,436)	(14,436)	-	(14,436)
	-	-	-	-	-
Total identifiable assets acquired and	-	-	-	-	-
liabilities assumed (B)	294,959	305,773	600,731	13,214	613,945

Result of business combination (A) - (B)	9,824	20,222	30,045	-	30,045

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

A specialized independent company estimated the fair value of assets acquired and liabilities assumed, based on the following assumptions:

(i)       the fair value of trade accounts receivable was calculated based on the collectability of the receivables acquired;

(ii)     the fair value of inventory was calculated considering the net realizable value of inventories;

(iii)   the method used to calculate the value of property, plant and equipment was the “replacement cost approach”, reduced by economic and functional obsolescence. The Management, together with its external valuation experts, believed that because it uses the unit value of each asset comprising the plant, the “market approach” would not reflect the actual economic value, since it would not consider the costs with the technologies installed, installation-support and the active connection with the production and distribution system. During the valuation process, the following information was considered: (a) the installation cost of  similar plants; (b) the most recent quotes for the expansion and replacement of similar  assets; (c) the cash price for replacing the asset, considering the use conditions on the inspection date; and (d) the projected cash flows of the business.

(iv)   the fair value of trade payables was determined based on the amount paid to settle these obligations ; and

(v)     the fair value of private pension plans was determined based on the net present value of actuarial liabilities.

6                    Held-for-sale assets and discontinued operations

In the last quarter of 2012, the Management of the Company divested its interests in the capital of Cetrel and Braskem Distribuidora and commenced negotiations for the divestment of Quantiq.

The accounting practices used to recognize and measure these transactions are described in Note 2.9.

•           Cetrel

Braskem held 54.2% of the total and voting capital of Cetrel, whose activities include effluent treatment, industrial waste management, air and water monitoring, laboratory services and environmental consulting services.

This investment was sold, on December 28, 2012, to Odebrecht Ambiental (Note 11(b)). The sale price defined by the parties was confirmed by a specialized company contracted for this purpose, which issued a favorable fairness opinion regarding the price. The final amount may still be altered due to adjustments defined between the parties and provided for in contract.

The operating profit or loss of Cetrel was presented under segment information as “Other segments” (Note 36).

Braskem recognized a gain from the sale, as detailed below:

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Note	Amount

Sale amount (i)	15(a)	208,100
Cost amount of the investment sold in the divestment date	16(b)	(163,905)
Write-off net gain recognized in other comprehensive income	29(i)	4,632
Gain on sale		48,827

(i)   Amount to be received in full in June 2013.

Cetrel’s profit and losses in 2011 and 2012, and the gain from its divestment, are presented under “profit or loss from discontinued operations” in the consolidated statement of operations, and further detailed in item(c) of this Note.

•           Braskem Distribuidora

Braskem held 100% of the capital of Braskem Distribuidora, whose business activities include the production of demineralized, clear drinking water and managing the fire water reservoir.

This investment was sold on December 28, 2012 to Odebrecht Ambiental. The sale price defined by the parties was confirmed by a specialized company, which issued a favorable fairness opinion regarding the price. The final amount may still be altered due to adjustments defined between the parties and provided for in contract.

The operating profit or loss of Braskem Distribuidora was presented under segment information as “Other segments” (Note 36).

Braskem recognized a gain from the sale, as detailed below:

	Note	Amount

Sale amount (i)	15(a)	444,000
Cost amount of the investment sold in the divestment date	16(b)	(84,108)
Gain on sale		359,892

(i)   Amount to be received in full by December 31, 2013.

Braskem Distribuidora’s profits and losses in 2011 and 2012, and the gain from its divestment, are presented under “profit or loss from discontinued operations” in the consolidated statement of operations, and further detailed in item(c) of this Note.

•           Quantiq and IQAG

Quantiq is engaged in the distribution, marketing and manufacture of petroleum-based solvents and of petrochemical manufacturers, in the distribution and marketing of process oils, other petroleum-based inputs, intermediate chemicals, special chemicals and pharmacons. IQAG is engaged in providing storage services.

These investments are in the advanced stages of the sale process and the Management of the Company estimates that the negotiations will be concluded in the first half of 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The transaction was submitted to the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica - CADE), which issued a favorable, unqualified opinion on December 7, 2012.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution” (Note 36). The operating profits or losses of this segment were R$52,713 in 2012 and R$56,777 in 2011.

The profits and losses of Quantiq and IQAG in 2011 and 2012 are presented under “profit or loss from discontinued operations” in the consolidated statement of operations, and further detailed in item(c) of this Note. The assets and liabilities of these companies in 2012 are presented under “held-for-sale assets” and “held-for-sale liabilities”, respectively.

(a)               Asset and liability items classified as held-for-sale

Consolidated balance sheet information for Quantiq and IQAG.

2012

Assets
Cash and cash equivalents	9,985
Trade accounts receivable	17,897
Inventories	106,386
Property, plant and equipment	56,727
Intangible assets	13,246
Other	73,587

Total assets	277,828

Liabilities
Trade payables	101,893
Borrowings	1,095
Payroll and related charges	5,232
Other	1,550

Total liabilities	109,770

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Gains or losses from discontinued operations

Consolidated statement of operations for Cetrel, Braskem Distribuidora, Quantiq and IQAG.

	Note	2012	2011

Net sales revenue		646,763	679,085
Cost of products sold		(499,110)	(500,574)
Gross profit		147,653	178,511

Selling, General and administrative expenses		(85,244)	(115,058)
Other operating income, net		2,017	25,665

Operating profit		64,426	89,118

Financial results		(21,883)	(18,207)
Gain on sale of equity investments		408,719	-

Profit before income tax and social contribution		451,262	70,911

Current income tax and social contribution		(10,265)	(14,948)
Deferred income tax and social contribution	22.2 (a)	(138,964)	-

Discountinued operations results		302,033	55,963

Earnings per share attributable to the shareholders of the Company of continued operations at the end of the year (R$)
Basic earnings per share - common		0.2064	-
Basic earnings per share - preferred		0.6049	0.1613
Diluted earnings per share - common		0.2067	-
Diluted earnings per share - preferred		0.6051	0.1614

This information is presented after eliminating the operations between companies in the group.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Cash flow information from discontinued operations

Consolidated cash flow information for Cetrel, Braskem Distribuidora, Quantiq and IQAG.

	2012	2011

Profit before income tax and social contribution	42,543	70,911

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	18,136	17,509
Interest and monetary and exchange variations, net	3,035	(4,091)
Other adjustments	1,276	(443)

	64,990	83,886

Changes in operating working capital	(26,869)	(22,217)

Net cash generated by operating activities	38,121	61,669

Acquisitions to property, plant and equipment	(34,590)	(31,668)
Acquisitions of intangible assets	(745)	(6,198)
Held-for-trading and held for sale financial investments	-	816

Net cash used in investing activities	(35,335)	(37,050)

Short-term and long-term debt
Obtained borrowings	-	55,560
Payment of borrowings	(20,277)	(7,602)

Non-controlling interests in subsidiaries	9,930	-

Net cash provided by (used in) financing activities	(10,347)	47,958

Increase (decrease) in cash and cash equivalents	(7,561)	72,577

Represented by
Cash and cash equivalents at the beginning of the year	148,909	76,332
Cash and cash equivalents at the end of the year	141,348	148,909

Increase (decrease) in cash and cash equivalents	(7,561)	72,577

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(d)               Statement of value added for discontinued operations

Consolidated information from the statements of value added of Cetrel, Braskem Distribuidora, Quantiq and IQAG.

	2012	2011

Revenue	1,256,423	901,469
Sale of goods, products and services, including discontinued operations	847,564	875,793
Other income (expenses), net	408,859	25,676

Inputs acquired from third parties	(784,439)	(844,466)
Cost of products, goods and services sold	(699,708)	(683,614)
Material, energy, outsourced services and others	(84,731)	(160,852)

Gross value added	471,984	57,003

Depreciation, amortization and depletion	(9,511)	(5,904)

Net value added produced by the entity	462,473	51,099

Value added received in transfer	15,335	4,549
Results from equity investments	11,628	246
Financial income	1,830	4,316
Other	1,877	(13)

Total value added to distribute	477,808	55,648

Personnel	1,169	(1,130)
Direct compensation	899	(835)
Benefits	208	(232)
FGTS (Government Severance Pay Fund)	62	(63)

Taxes, fees and contributions	150,935	(21,739)
Federal	149,945	(23,722)
Municipal	990	1.983

Remuneration on third parties' capital	23,671	22,554
Financial expenses (including exchange variation)	23,648	22,558
Rentals	23	(4)

Remuneration on own capital	302,033	55,963
Result from discontinued operations	302,033	55,963

Value added distributed	477,808	55,648

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

7                    Cash and cash equivalents

	Parent Company		Consolidated
	2012	2011	2012	2011

Cash and banks	9,332	69,306	398,142	349,916
Cash equivalents:
Domestic market	1,278,816	1,748,027	1,293,164	1,899,825
Foreign market	339,780	407,002	1,596,316	737,078
Total	1,627,928	2,224,335	3,287,622	2,986,819

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

8                    Financial investments

	Parent Company		Consolidated
	2012	2011	2012	2011
Held-for-trading
Investments in FIM Sol	50,803	36,410	50,803	36,410
Investments in foreign currency	5,256	10,716	5,256	10,716
Shares	3,023	3,023	3,023	3,023
Loans and receivables
Investments in FIM Sol	77,469	116,007	77,469	116,007
Investments in local currency	513	-	513	-
Held-to-maturity
Quotas of investment funds in credit rights	52,559	34,720	52,559	34,720
Restricted deposits	-	2,823	1,281	4,173
Time deposit investment	-	-	15,731	-
Investments in foreign currency	-	-	307,639	-
Compensation of investments in foreign currency (i)	-	-	(307,639)	-
Total	189,623	203,699	206,635	205,049

In current assets	155,535	168,979	172,146	170,297
In non-current assets	34,088	34,720	34,489	34,752
Total	189,623	203,699	206,635	205,049

(i)       On December 31, 2012, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of the Parent Company, in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 19(b)). This offset was carried out in accordance with CPC 39 and IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

9                    Trade accounts receivable

	Parent company		Consolidated
	2012	2011	Sep/2012	2011
Consumers
Domestic market	790,518	660,289	1,038,673	866,168
Foreign market	1,283,605	676,122	1,582,433	1,282,251
Allowance for doubtful accounts	(203,922)	(189,071)	(256,884)	(253,607)
Total	1,870,201	1,147,340	2,364,222	1,894,812

In current assets	1,834,491	1,097,482	2,326,480	1,843,756
In non-current assets	35,710	49,858	37,742	51,056
Total	1,870,201	1,147,340	2,364,222	1,894,812

The breakdown of trade accounts receivable by maturity is as follows:

	Parent company		Consolidated
	2012	2011	2012	2011

Accounts receivables not past due	1,397,535	743,951	2,051,353	1,708,877
Past due securities:
Up to 90 days	429,715	290,244	350,476	223,649
91 to 180 days	28,654	113,157	5,814	6,754
As of 180 days	218,219	189,059	213,463	209,139
	2,074,123	1,336,411	2,621,106	2,148,419
Allowance for doubtful accounts	(203,922)	(189,071)	(256,884)	(253,607)
Total customers portfolio	1,870,201	1,147,340	2,364,222	1,894,812

The changes in the balance of the allowance for doubtful accounts are presented below:

	Parent company		Consolidated
	2012	2011	2012	2011

Balance of provision at the beginning of the year	(189,071)	(212,363)	(253,607)	(269,159)
(Provision) reverse in the year	(30,650)	8,392	(53,255)	4,612
Write-offs	15,799	14,900	27,374	18,671
Addition by acquisition of companies	-	-	-	(7,731)
Write-off by investment sale	-	-	818	-
Transfered to available for sale	-	-	21,786	-
Balance of provision at the end of the year	(203,922)	(189,071)	(256,884)	(253,607)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

10                Inventories

	Parent company		Consolidated
	2012	2011	2012	2011

Finished goods	1,417,380	1,192,940	2,622,736	2,444,547
Raw materials, production inputs and packaging	908,298	620,877	1,175,451	866,206
Maintenance materials	113,118	95,980	211,517	183,779
Advances to suppliers	10,969	16,522	61,385	58,200
Imports in transit and other	28,785	42,190	30,966	70,790
Total	2,478,550	1,968,509	4,102,055	3,623,522

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material of the Company, the petrochemical naphtha.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

11                Related parties

The Parent Company and its subsidiaries carry out transactions among themselves and with other related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

(a)               Parent company

	Balances at December 31, 2012
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	20,295	4,011				24,306
Braskem Argentina	95,273		20			95,293
Braskem Chile	429					429
Braskem Holanda	7,588	168	39			7,795
Braskem Idesa	-	3,026				3,026
Braskem Inc	478,182					478,182		7,584		7,584
Braskem Participações	-	96				96	1,611			1,611
Braskem Petroquímica	5,939			34,000	(i)	39,939	54,085			54,085
Braskem Qpar	1,138		196			1,334	849,437			849,437
Cetrel				48	(ii)	48
Lantana	-		-	-		-	-	57		57
Quantiq				610	(ii)	610
Riopol	5,066		50	93,500	(i)	98,616
	613,910	7,301	305	128,158		749,674	905,133	7,641	-	912,774

Jointly-controlled subsidiaries
Propilsur	-	-	-	-		-	-	-	-	-
RPR	-	-	-	2,645	(i)	2,645
	-	-	-	2,645		2,645	-	-	-	-

Associated companies
Borealis Brasil S.A. ("Borealis")	252	187				439
Sansuy Administração, Participação, Representação e Serviços Ltda ("Sansuy")	15,609					15,609
	15,861	187				16,048	-	-	-	-

Related companies
Odebrecht Ambiental				652,100	(iii)	652,100
Petrobras	85,566		6,113			91,679		62,822	12,993	75,815
	85,566		6,113	652,100		743,779	-	62,822	12,993	75,815

EPE
FIM Sol	-	-	-	1,083,190	(iv)	1,083,190	-
	-	-	-	1,083,190		1,083,190	-	-	-	-

Total	715,337	7,488	6,418	1,866,093		2,595,336	905,133	70,463	12,993	988,589

(i)         Amounts in “dividends and interest on capital payable”;

(ii)       Amount in “cash and cash equivalents”: R$954,919 and in “financial investments": R$128,271;

(iii)      Amounts in “non-current assets held for sale”;

(iv)      Amounts in “other receivables”.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Balances at December 31, 2012
	Liabilities
	Current								Non-Current
	Trade payables	Advances from customers	Borrowings	Accounts payable to related parties		Other		Total	Borrowings	Accounts payable to related parties			Other		Total
	-	-		Advance to export	Payable notes					Advance to export	Payable notes
	-	-	-		-
Subsidiaries			-		-
Braskem America	-	-	-	181,639	170			181,809		408,700					408,700
Braskem Holanda	-	80		24,382				24,462		2,521,323					2,521,323
Braskem Importação	-	-	-	-	-			-	-	-	113				113
Braskem Inc	2,677,575		53,406		800			2,731,781	3,245,562		86,181	(ii)			3,331,743
Braskem Petroquímica	863							863
Braskem Qpar	40							40
Politeno Empreendimentos	-	-	-	-	-			-	-	-	15				15
Quantiq	-	-	-	-		1,954	(i)	1,954					81,418	(i)	81,418
Riopol	954							954			651,422	(iii)			651,422
	2,679,432	80	53,406	206,021	970	1,954		2,941,863	3,245,562	2,930,023	737,731		82,653		6,995,969

Related companies
Construtora Norberto Odebrecht ("CNO")	1.388		-	-	-			1,388	-		-
Petrobras	1,193,461		-	-	-			1,193,461	-		-
	1,194,849	-	-	-	-	-		1,194,849	-	-	-		-		-
															-
															-
Total	3,874,281	80	53,406	206,021	970	1,954		4,136,712	3,245,562	2,930,023	737,731		82,653		6,995,969

(i)           Amounts in “liabilities related to non-current assets held for sale”;

(ii)          Amounts in “current accounts”;

(iii)        Amounts in “trade notes”.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	13,356	-	(15,722)	-
Braskem Argentina	173,400	-	2,058	-
Braskem Chile	23,377	-	113	-
Braskem Finance	-	-	1	-
Braskem Holanda	444,607	-	(410,883)	-
Braskem Idesa	-	-	108	-
Braskem Inc	473,398	2,032,821	(593,624)	-
Braskem Petroquímica	344,950	218,279	(1)	-
Braskem Qpar	29,501	99,532	(22,822)	-
Ideom	2	5,500
Lantana	-	-	5	-
Quantiq	173,799	11,136
Riopol	157,483	103,846
	1,833,873	2,471,114	(1,040,767)

Jointly-controlled subsidiaries
Polimerica	-	-	28	-
Propilsur	-	-	43	-
RPR	22,509	1,482	743	-
	22,509	1,482	814

Associated companies
Borealis	125,107	-	-	-
Sansuy	27,841	11,050
	152,948	11,050

Related companies
CNO	-	181,212
OCS - Corretora de Seguros ("OCS")	-	4,645
OSP	-	87,538
Petrobras	763,842	10,366,807	4,653	-
Refinaria Alberto Pasqualini ("Refap")	3,150	231,385
	766,992	10,871,587	4,653

Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")	-	-	-	20,382
	-	-	-	20,382

Total	2,776,322	13.355.233	(1,035,300)	20,382

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Balances at December 31, 2011
	Assets
	Current					Non-current
	Trade accounts receivable	Related parties	Other		Total	Related parties			Total
		Other receivable				Current accounts	Loan agreements	Advance for future capital increase

Subsidiaries
Braskem America	8,164				8,164
Braskem Argentina	37,149				37,149
Braskem Chile	496	10			506
Braskem Holanda	171,590				171,590
Braskem Inc	30,641				30,641		6,633		6,633
Braskem México	-	581			581
Braskem Petroquímica	77,055		14,273	(i)	91,328			649,639	649,639
Braskem Participações	-	96			96	1,497			1,497
Braskem Qpar	3,137				3,137	155,712			155,712
Ideom	189				189	8,987			8,987
Lantana	-	-	-		-	54			54
Politeno Empreendimentos	-	-	-		-	1			1
Quantiq	7,788		15,995	(i)	23,783	5,022			5,022
Riopol	12,977				12,977			738,799	738,799
	349,186	687	30,268		380,141	171,273	6,633	1,388,438	1,566,344
Jointly-controlled subsidiaries
Propilsur	-	5,196			5,196
Polimerica	-	3,497			3,497
	-	8,693			8,693
Associated companies
Borealis	2,936	187			3,123
	2,936	187			3,123
Related companies
Petrobras	5,329	15,990			21,319		58,169		58,169
Other	19,953	103			20,056
	25,282	16,093			41,375		58,169		58,169
EPE
FIM Sol	-	-	1,665,817	(ii)	1,665,817
	-	-	1,665,817		1,665,817

Total	377,404	25,660	1,696,085		2,099,149	171,273	64,802	1,388,438	1,624,513

Groups of accounts in which the transactions are recorded:

(i)              Amounts in “dividends and interest on capital payable”;

(ii)            Amounts in “cash and cash equivalents”: R$1,513,400 and in “financial investments": R$152,417.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Balances at December 31, 2011
	Liabilities
	Current					Non-current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Payable notes			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem Distribuidora	-	-	-	-	-	-	-	5,500		5,500
Braskem Holanda	-	-	7,157		7,157		1,155,493			1,155,493
Braskem Importação	-	-	-	-	-	-	-	119		119
Braskem Inc	2,307,204	56,309		72,633	2,436,146	3,448,165			7,203	3,455,368
Braskem Petroquímica	25,523				25,523			17,726		17,726
Braskem Qpar	1,100				1,100
Cetrel	58				58
Ideom	18,899				18,899
IQAG	-	-	-	-	-	-		115		115
Quantiq	246				246			14,275		14,275
Riopol	10,476				10,476			97,136		97,136
	2,363,506	56,309	7,157	72,633	2,499,605	3,448,165	1,155,493	134,871	7,203	4,745,732

Related companies
CNO	4,128				4,128	-	-	-	-	-
Petrobras	1,360,267				1,360,267	-	-	-	-	-
Other	9,930				9,930	-	-	-	-	-
	1,374,325				1,374,325	-	-	-	-	-

Total	3,737,831	56,309	7,157	72,633	3,873,930	3,448,165	1,155,493	134,871	7,203	4,745,732

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	12,550		697
Braskem Argentina	70,888		6,868
Braskem Chile	9,248		6,249
Braskem Distribuidora	-		(52)
Braskem Holanda	425,762		(37,114)
Braskem Idesa	-	-	(1,627)
Braskem Importação	-	-	(2)
Braskem Inc	25,366	3,216,145	(737,638)
Braskem Participações	-	-	1
Braskem Petroquimica	192,253	52,402	(1,089)
Braskem Qpar	15,473	54,598	14,694
Cetrel	153	25,028	6,169
Ideom	2	19,484	166
IQAG	-	-	(5)
ISATEC	-		55
Lantana	-	-	6
Politeno Empreendimentos	-	-	1
Quantiq	110,407	18,939	9,492
Riopol	51,552	140,872	1,020
	913,654	3,527,468	(732,109)
Jointly-controlled subsidiaries
RPR	14,535	5,362
	14,535	5,362
Associated companies
Borealis	164,517		1,500
Sansuy	23,663	658
	188,180	658	1,500
Related companies
CNO	-	190,484
OCS		2,348
OSP		205,824
Petrobras	893,202	8,334,372	4,427
Petrobras International Finance ("PifCo")	7,446
Refap	11,699
Other			(11)
	912,347	8,733,028	4,416
Post-employament benefit plan
Odeprev				10,398
	-	-	-	10,398
	-	-	-

Total	2,028,716	12,266,516	(726,193)	10,398

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)              Consolidated

	Balances at December 31, 2012
									Assets	Liabilities
						Current	Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled subsidiary
RPR				2,645	(i)	2,645
	0	-	-	2,645		2,645				0

Associated companies
Borealis	1,017	187				1,204
Sansuy	15,640					15,640
	16,657	187				16,844				0

Related companies
CNO	0	0				-				1,388
Odebrecht Ambiental				652,100	(ii)	652,100
Petrobras	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
	95,462		13,725	652,100		761,287	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i)              Amounts in "dividends and interest on capital receivable".
(ii)            Amounts in "other accounts receivable".

	Income statement transactions from January to December 31, 2012
	Sales of products	Purchases of raw materials, services and utilities	Financial income (expenses)	Cost of production/general and administrative expenses

Jointly-controlled subsidiary
Propilsur	-	-	43
RPR	24,434	42,925	743
	24,434	42,925	786

Associated companies
Borealis	143,477
Sansuy	27,871	11,050
	171,348	11,050

Related parties
CNO	-	184,010
OCS	-	4,645
OSP	-	87,538
Petrobras	1,227,344	16,783,645	4,304
Refap	3,150	232,988
	1,230,494	17,292,826	4,304

Post-employment benefit plan
Odeprev	-	-	-	24,898
	-	-	-	24,898

Total	1,426,276	17,346,801	5,090	24,898

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Balances at December 31, 2011
	Assets				Liabilities
	Current			Non-current	Current	Non-current
	Trade accounts receivable	Related parties	Total	Related parties	Trade payables	Payable accounts to related parties
		Other receivable		Loan agreements		Advance for future capital increase

Jointly-controlled subsidiaries
Propilsur	-	2,598	2,598			24,855
Polimerica	-	1,748	1,748			19,978
	-	4,346	4,346			44,833

Associated companies
Borealis	2,936	187	3,123
	2,936	187	3,123

Related parties
CNO	-	-		-	4,128
Petrobras	6,887	81,955	88,842	58,169	1,777,503
Other	19,954	103	20,057		10,003
	26,841	82,058	108,899	58,169	1,791,634

Total	29,777	86,591	116,368	58,169	1,791,634	44,833

	Income statement transactions from January to December 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiary
RPR	15,624	5,362	(56)
	15,624	5,362	(56)

Associated companies
Borealis	167,408		1,500
Sansuy	23,663	658
	191,071	658	1,500

Related companies
CNO	-	190,484
Odebrecht Ingeniería y Construcción de México, S. de R.L. de C.V ("CNO México")	-	16,461
OCS	-	2,348
OSP	-	205,824
Petrobras	1,457,484	14,321,986	4,427
Global Trading	7,446
Refap	11,699
	1,476,629	14,737,103	4,427

Post-employment benefit plan
Odeprev	-	-	-	13,873
	-	-	-	13,873

Total	1,683,324	14,743,123	5,871	13,873

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceed R$ 5,000 per operation or R$ 15,000 altogether per year. This provision encompasses contracts between the Parent Company and its subsidiaries and any of its common shareholders, directors of the Company, its parent company or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporate Law (“Corporate Law”), officers and directors are prohibited from: (i) performing any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the proper body.

The related parties have the following relationship with the Company:

•           Cetrel: indirect subsidiary of Odebrecht

•           CNO: indirect investor of Braskem

•           CNO México: indirect and wholly owned subsidiary of Odebrecht

•           Odebrecht Ambiental: indirect subsidiary of Odebrecht

•           OCS: direct and wholly owned subsidiary of Odebrecht

•           OPIP: direct and wholly owned subsidiary of Odebrecht

•           OSP: direct parent company of Braskem

•           Petrobras: shareholder of Braskem

•           Global Trading BV: direct and wholly owned subsidiary of Petrobras

•           Refap: indirect and wholly owned subsidiary of Petrobras

The transactions with related parties, except wholly-owned subsidiaries of the Company, are summarized below:

•           Cetrel: the following agreements were entered into:

(i)       In November 2012, an agreement for the acquisition of reuse water by plants installed in the Camaçari Petrochemical Complex for a period of 20 years and with an estimated value of R$120 million;

(ii)     In August 2010, an agreement for the treatment of the effluents discharged by the plants located in the Camaçari Petrochemical Complex for a period of four years and with a total maximum value of R$60 million.

•           CNO: the following partnership agreements were entered into:

(i)       Braskem – On February 16, 2007, with the objective of performing services in the shutdowns for maintenance and inspection in the industrial units. This agreement is valid through February 2014 and provides for a different price for each type of activity carried out by CNO;

(ii)     Braskem S.A. – on April 4, 2011, for the construction of a butadiene plant in the state of Rio Grande do Sul (Note 1(a)(iii)), in the amount of R$129 million; and

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(iii)   Braskem Idesa – on September 28, 2012, for the engineering, procurement and construction (EPC) services of the Ethylene XXI Project. The contract has an estimated value of US$3 billion and duration through 2015.

•           CNO Mexico: The subsidiary Braskem Idesa and CNO Mexico signed, together with Ica Fluor Daniel, S de R. L. de C. V. (Mexican engineering company), agreements for the performance of services of (i) basic engineering and preliminary procurement of equipment amounting to US$ 16 million and effective until April 2012; and (ii) land leveling, amounting to US$ 150 million and effective until March 2013. These contracts were signed for the construction of the Ethylene XXI project (Note 17).

•           CNO and OSP: On December 14, 2010, Braskem S.A. entered into a partnership agreement with Consorcio Alagoas (a consortium formed by CNO and OSP) for the construction of a PVC plant in the state of Alagoas (Note 1(a)(ii))  with an estimated value of R$362 million and duration of 24 months.

•           Odebrecht Ambiental: On September 30, 2009, the Company entered into an agreement for the acquisition of reuse water with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the production of industrial reuse water) by the plants located in the São Paulo Petrochemical Complex. The agreement has duration of 40 years and estimated annual value of R$84 million.

•           Petrobras:

(i)       Naphtha

The Parent Company and the subsidiary Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals units located in the Triunfo, Camaçari and São Paulo Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha itself and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 metric tons a year and a maximum consumption of 7,019,600 metric tons a year. The subsidiary of Petrobras, Global Trading BV, also supplies naphtha to the Company and its subsidiaries.

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras and its subsidiary Refap through its refineries for the Company’s plants located in the Petrochemical Complexes of Triunfo, Rio de Janeiro and São Paulo. These agreements provide for the full supply of approximately 910,000 metric tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane and electricity

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 metric tons of propane a year and 306.6 GWh of electricity a year.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(iv)   Sale of various products

The Company supplies to Petrobras many products it manufactures, such as solvents, butadiene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

•           OCS: The Company entered into a risk and insurance management agreement with OCS, amounting to R$ 3 million for a period of one year, which may be renewed for two additional years.

(b)              Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Non-current liabilities (parent company and consolidated)	2012		2011

Long-term incentives	2,897		4,121
Total	2,897		4,121

Income statement transactions	Parent Company				Consolidated
	2012		2011		2012		2011
Remuneration
Short-term benefits to employees and managers	35,026	##	29,971	##	35,026	##	32,445
Post-employment benefit	214	##	200	##	214	##	223
Long-term incentives	565	##	1,519	##	565	##	1,519
Total	35,805		31,690		35,805		34,187

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

12                Taxes recoverable

		Parent Company		Consolidated
	Note	2012	2011	2012	2011
Parent Company and subsidiaries in Brazil
Excise tax (IPI)		31,647	30,625	32,734	31,575
Value-added tax on sales and services (ICMS) - normal operations	(a)	447,086	556,422	845,045	875,108
ICMS - credits from PP&E	(b)	91,170	93,124	141,211	182,856
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(c)	419,170	135,511	484,692	221,771
PIS and COFINS - creadis from PP&E	(c)	147,764	144,969	273,693	249,191
PIS and COFINS - Law 9,718/98	(d)	158,570	151,457	171,140	157,733
PIS - Decree-Law 2,445 and 2,449/88	(e)	70,856	180,234	104,256	199,972
Income tax and social contribution (IR and CSL)	(f)	323,924	242,615	452,867	372,489
REINTEGRA program	(g)	194,694	13,804	217,775	17,924
Other		129,612	120,471	150,980	152,258

Foreign subsidiaries
Value-added tax	(h)	-	-	90,301	64,291
Income tax		-	-	177	17,332
Other		-	-	765

Total		2,014,493	1,669,232	2,965,637	2,542,500

In current assets		1,005,842	606,258	1,476,211	1,036,253
In non-current assets		1,008,651	1,062,974	1,489,426	1,506,247
Total		2,014,493	1,669,232	2,965,637	2,542,500

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of Bahia, Rio Grande do Sul and São Paulo where most production units are concentrated.

The Company’s management has been prioritizing a series of actions so as to maximize the use of these credits and, currently, it does not expect losses on their realization. Among the actions carried out by management are:

•         Agreement with the Government of the state of Rio Grande do Sul, maintaining the full deferral of ICMS on the import of naphtha and limiting the use of accumulated ICMS credits to an average of R$ 8,250 per month for offsetting monthly ICMS payable by the units in that state;

•         Maintenance of the Agreement with the Government of the State of Bahia, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic and imported naphtha acquired in that state and; (ii) established that the amount of R$ 9,100 per month can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$ 5,907 per month between April 2014 and March 2018; and

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

•         In São Paulo, Braskem has been taking for the use of the credit balance, based on the flexibility allowed by the existence of various establishments of the Company in that state. In addition, negotiations are being made with the state treasury department  to enable the transfer of part of the credit balance.

Based on the projection made by the Management of the Company for realizing these credits, the amount of R$413,576 was recorded in consolidated non-current assets (R$685,487 in 2011).

(b)                ICMS – credits from PP&E

The recognition of the balances between current and non-current takes into account the tax rules limiting the realization of ICMS tax credits on the acquisition of property, plant and equipment.

(c)              PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the internal outflows promoted by the deferment of taxes and sales destined to foreign markets and those related to the acquisition of property, plant and equipment.

These credits are being realized in the ordinary course of the Company’s operations, in accordance with the applicable tax rules.

(d)            PIS and COFINS – Law 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits are used to offset the federal taxes payable.

(e)            PIS – Decree-Laws 2,445 and 2,449/88

In 2011, Braskem recognized credits in the amount of R$ 155,505 arising from favorable decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88.  In fiscal year 2012, the Company offset R$90,561 with federal taxes.

(f)              Income tax and social contribution

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments and restatements by the Selic basic interest rate. These credits will be realized by offsetting other federal taxes and witholdings payable.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(g)            REINTEGRA Program

On December 14, 2011, Federal Law 12,546 was approved, which created the program called “REINTEGRA”. The program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

On December 28, 2012, Provisional Presidential Decree 601 was enacted, which extended the program until December 31, 2013.

In the fiscal year ended December 31, 2012, the Company recognized credits in the amount of R$228,052 (Note 32 (c)) and offset the amount of R$28,201.

(h)          Value added tax – subsidiaries abroad

On December 31, 2012, this line included:

(i)     R$28,150 from sales by Braskem Alemanha to other countries. These credits are realized on a monthly basis in cash;

(ii)   R$62,151 from purchases of machinery and equipment for the Ethylene XXI project. These credits will be realized as from the start of operations of the project (Note 17).

13                Judicial deposits – non-current assets

	Parent Company		Consolidated
	2012	2011	2012	2011

Judicial deposits
Tax contingencies	95,816	96,081	101,499	105,611
Labor and social security contingencies	63,712	50,595	73,177	60,187
Other	4,915	4,916	4,942	8,422
Total	164,443	151,592	179,618	174,220

As of December 31, 2012, a portion of the above deposits is associated with legal proceedings for which the probability of loss is possible (Note 28) and a portion is associated with proceedings for which the probability of loss is remote. In addition, on December 31, 2012, the Company maintains escrow deposits amounting to R$44,163 (R$60,215 in 2011) related to legal proceedings for which the chance of loss was deemed as probable. Such deposits are offset by their respective provisions.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

14                Insurance claims

On December 31, 2012, this item under current was as follows:

(i)       R$138,447 related to damages receivable from losses that occurred in December 2010 and February 2011 in the furnaces and electric system at the Olefins plants of the Basic Petrochemicals unit of the Camaçari Complex; and

(ii)     R$8,022 related to damages receivable from losses at the Chlor-Alkali plant in the state of Alagoas.

In the fiscal year, the Company received R$105,846 associated with these damages.

15                Other accounts receivable (consolidated)

(a)               Current

The main balances forming this line under current assets are:

(i)      R$91,090 in advances to service suppliers (R$96,213 in 2011);

(ii)    R$208,100 and R$444,000 in amounts receivable from Odebrecht Ambiental related to the divestment of the interests in Cetrel and Braskem Distribuidora (Note 6), respectively;

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)                Non-current

The main balances under this item in non-current assets are:

(i)      Eletrobras compulsory loans

The compulsory loan created to benefit Eletrobras was instituted by Law 4,156/62 with the objective of financing the power industry. The amounts owed were charged monthly on the electricity bills of companies that surpassed a certain level of consumption. This compulsory loan was in force between 1962 and 1993.

Between 2001 and 2003, the merged companies Trikem S.A., Copesul – Companhia Petroquímica do Sul S.A. (“Copesul”), Companhia Alagoas Industrial – Cinal (“Cinal”) and the subsidiaries Alclor Química de Alagoas Ltda. (“Alclor”) and Braskem Petroquímica filed lawsuits claiming credits arising from amounts unduly paid to Eletrobras as compulsory loan, interest and monetary adjustment.

The Superior Court of Justice (STJ) appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobras, the Federal Supreme Court (STF) consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

In 2011, the lawsuits of Trikem S.A. and Braskem Petroquímica received final and unappealable decisions by the STJ, which exhausted the option of appealing these decisions. Accordingly, based on the opinion of its external legal advisors, the Company recognized in 2011 the corresponding credits, which, as per its understanding, are uncontested, amounting to R$51,000 and R$29,000, respectively, for the lawsuits of Trikem and Braskem Petroquímica. In 2012, the Company received the amount of R$21,932 related to part of the credits of the Braskem Petroquímica lawsuit.

In 2012, the lawsuits of Copesul and Cinal also received final and unappealable decisions by the STJ and/or by the Federal Regional Appellate Court – 1st Region. The Alclor lawsuit is pending trial at the STJ for the Internal Interlocutory Appeals filed by the Federal Revenue Service and by Eletrobras against the ruling that partially upheld the decision on the appeal to the STJ of the Company to apply the understanding adopted definitively in the trial of the abovementioned repetitive appeals. Therefore, in 2012, the Company recorded the amounts it deems uncontestable of the lawsuits filed by the companies Copesul, Cinal and Alclor, which totaled R$13,339.

The amounts recorded correspond to 60% of the total claimed and the legal counsels assess as probable the chance of obtaining a favorable outcome for receiving the remaining 40%.

On December 31, 2012, the balance of this account is R$71,895 (2011 – R$ 82,526).

(ii)    R$32,050 related to transaction costs of the subsidiary Braskem Idesa. These amounts will be transferred to non-current liabilities upon the inflow of funds from the Project Finance (Note 17).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

16                Investments

(a)               Information on investments

(a.1)    Investments by the Parent Company

		Interest in	Adjusted net profit (loss)		Adjusted equity
		total capital (%)	for the period
		2012	2012	2011	2012	2011

Subsidiaries
Braskem Alemanha		5.66	(21,739)	(5,897)	961,450	208,192
Braskem America	(i)			(22,883)		480,405
Braskem Argentina		96.77	3,385	(738)	7,850	4,465
Braskem Austria	(ii)	100.00			81
Braskem Chile		99.02	239	(35)	1,782	1,543
Braskem Distribuidora	(iii)			8,915		94,490
Braskem Holanda		100.00	(35,227)	(7,509)	1,188,368	489,925
Braskem Finance		100.00	(26,439)	(122,024)	(117,429)	(90,990)
Braskem Idesa		75.00	(19,131)	(14,182)	351,249	267,367
Braskem Importação		0.04	(1)	6	203	205
Braskem Inc.		100.00	113,839	(18,344)	301,829	187,990
Braskem Participações		100.00	(3,171)	(163)	(1,945)	781
Braskem Petroquímica		100.00	71,417	50,081	1,593,973	913,193
Braskem Qpar		96.96	(185,967)	49,011	2,536,089	2,722,056
Cetrel	(iv)			39,277		290,192
Ideom	(v)		-	(2,022)	-	20,762
IQAG	(vi)	0.12	1,750	128	3,942	1,690
Petroquímica Chile		97.96	(173)	1,022	6,535	6,708
Politeno Empreendimentos		99.98	576	18	607	31
Quantiq	(vi)	99.90	31,440	28,394	249,383	228,899
Riopol		100.00	235,965	66,419	2,632,337	1,767,574

Jointly-controlled subsidiary
RPR		33.20	24,335	18,339	128,591	120,655

(i)              Investment transferred to Braskem Alemanha (Note 1(b)(xvi)).

(ii)            Company incorporated in February 2012 (Note 1(b)(vii)).

(iii)           Company divested in December 2012 (Note 1(b)(xviii)).

(iv)           Divestment in December 2012 (Nota 1(b)(xix)).

(v)            Company merged in February 2012 (Note 1 (b. (viii)).

(vi)           Company in advanced stage of divestment (Note 6).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a.2)    Investments by subsidiaries

		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
		2012	2012	2011	2012	2011

Braskem Alemanha
Braskem America	(i)	100.00	313,839		810,315
Braskem America
Braskem America Finance		100.00	1,221	(326)	(4,206)	(3,506)
Braskem Austria
Braskem Austria Finance	(vi)	100.00			47
Braskem Espanha	(vii)	100.00			8
Braskem Chile
Braskem Argentina		3.17	3,385	(738)	7,850	4,465
Petroquímica Chile		2.03	(173)	1,022	6,535	6,708
Braskem Distribuidora
Braskem Argentina	(ix)			(738)		4,465
Braskem Importação	(x)			6
Lantana	(xi)			9,862		88,272
Braskem Holanda
Braskem Alemanha		94.34	(21,739)	(5,897)	961,450	208,192
Propilsur		49.00	(556)	(1,305)	109,695	103,419
Polimerica	(xii)			(239)		71,377
Braskem Idesa
Braskem Idesa Serviços		100.00	422	309	2,726	1,982
Braskem Importação
Braskem México		0.03	(2,682)	(426)		2,237
Braskem Inc.
Braskem Chile		0.98	239	(35)	1,782	1,543
Lantana		3.66	(88,816)	9,862	(544)	88,272
Petroquímica Chile		0.01	(173)	1,022	6,535	6,708
Braskem Participações
Braskem Argentina	(ix)	0.06	3,385		7,850
Braskem Importação	(x)	99.96	(1)		203	205
Braskem México		99.97	(2,682)	(426)		2,237
Politeno Empreendimentos		0.02	576	18	607	31
Quantiq	(vi)	0.10	31,440	28,394	249,383	228,899
Lantana	(xi)	96.34	(88,816)		(544)
Braskem Petroquímica
Braskem Qpar		3.04	(185,967)	49,011	2,536,089	2,722,056
Cetrel	(iv)			39,277		290,192
Braskem Qpar
Common		100.00	643	1,194	7,550	6,906
Common
Quantiq
IQAG	(vi)	99.88	1,750	128	3,942	1,690

(vii)          Company incorporated in August 2012 (Note 1(b)(xii)).

(viii)        Company incorporated in June 2012 (Note 1(b)(x).

(ix)            Interest acquired by Braskem Participações in December 2011.

(x)             Company acquired by Braskem Participações in August 2012.

(xi)            Company acquired by Braskem Participações in October 2012.

(xii)       Withdrawal of the interest in this investment in November 2012 (Note 1(b)(xx)).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a.3)    Investments in associated companies

	Parent Company and Consolidated
	Interest in	Adjusted net profit (loss)		Adjusted
	total capital (%)	for the period		equity
	2012	2012	2011	2012	2011

Associates
Borealis	20,00	16,102	22,307	165,459	149,349
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	35,97	(596)	1,561	46,342	66,606
Sansuy	20,00	(232)	(16)	1,722	1,954

(a.4)    Description of the investments

The operations of subsidiaries and jointly-controlled subsidiaries of Braskem are as follows:

•      Braskem America – whose corporate purpose is to produce and market PP.

•      Braskem Argentina; Petroquímica Chile; Braskem Holanda – subsidiaries responsible for the sale of products manufactured by Braskem in the international market.

•      Braskem Áustria – main purpose of holding interests in the capital of other companies and conducting financial and commercial operations.

•      Braskem Alemanha – whose corporate purpose is to produce and market PP.

•      Braskem Espanha – main purpose of holding interests in the capital of other companies.

•      Braskem Finance, Braskem America Finance and Braskem Áustria – were incorporated for the purpose of centralizing the raising of funds abroad.

•      Braskem Idesa – is responsible for the construction of an industrial complex for the production of one million metric tons of ethane a year. The project was called Ethylene XXI and the units are expected to be operational in the first half of 2015.

•      Braskem México; Braskem Idesa Serviços – companies that provide services to Braskem Idesa.

•      Braskem Importação e Exportação – is responsible for the import, export and sale of petrochemical naphtha, oil and its byproducts.

•      Braskem Inc. – operates in the sales of naphtha and other products, in addition to carrying out Braskem’s usual financial funding operations.

•      Braskem Participações – its main purpose is the investment in the equity of other companies;

•      Braskem Petroquímica and Braskem Qpar – they produce basic petrochemicals such as ethane and propane. In the thermoplastic resins segment, they produce PE and PP.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

•      Politeno Empreendimentos – its purpose is the participation in industrial projects and ventures, asset management, sales of petrochemical products and the investment in the equity of other companies;

•      Propilsur – whose corporate purpose is to install the PP production unit in Venezuela.

•      Riopol – its purpose is the production and sale of thermoplastic resins and other petrochemical products.

•      RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Changes in investments in subsidiaries, jointly-controlled subsidiaries and associates

						Dividends	Equity in results of investees
						and		Adjustment				Currency
		Balance at		Shares	Capital	interest on	Effect	of profit	Goodwill		Interest	translation	Alienation	Balance at
		Dec/2011	Merger	acquisition	increase	capital	of results	in inventories	amortization	Other	gain	adjustments	write-off	2012
Subsidiaries and jointly-controlled subsidiaries

Domestic subsidiaries
Braskem Distribuidora	(i) (ii)	94,490			75,023		(85,405)						(84,108)
Braskem Participações		781					(1,411)			185		445
Braskem Petroquímica	(iii)	773,644			649,639	(40,000)	71,417	1,601	(3,436)		(276)			1,452,589
Braskem Qpar		3,632,228					(180,311)	1,958	(86,247)					3,367,628
Cetrel	(ii)	147,638		5,221			11,360		(1,912)		1,598		(163,905)
Ideom	(iv)	20,762	(23,387)				2,625
Politeno Empreendimentos		31					576							607
Quantiq		234,169				(10,956)	31,440	286	(1,667)					253,272
Riopol	(iii)	1,765,777			738,799	(110,000)	235,965	(124)						2,630,417
RPR		40,063				(4,398)	7,033							42,698
		6,709,583	(23,387)	5,221	1,463,461	(165,354)	93,289	3,721	(93,262)	185	1,322	445	(248,013)	7,747,211

Foreign subsidiaries
Braskem Alemanha	(v)	12,853			42,579		(1,228)					218		54,422
Braskem America	(v)	488,191					237,400	2,025				24,659	(752,275)
Braskem Argentina		3,127					3,385	1,338						7,850
Braskem Austria					81									81
Braskem Chile		1,543					239							1,782
Braskem Holanda	(v)	507,737			712,234		(35,227)					3,624		1,188,368
Braskem Idesa		173,488			76,442		(11,970)				(7,239)	32,716		263,437
Braskem Inc.		187,990					113,839							301,829
Petroquímica Chile		6,708					(173)							6,535
		1,381,637			831,336		306,265	3,363			(7,239)	61,217	(752,275)	1,824,304

Total subsidiaries and jointly-controled subsidiaries		8,091,220	(23,387)	5,221	2,294,797	(165,354)	399,554	7,084	(93,262)	185	(5,917)	61,662	(1,000,288)	9,571,515

Associate
Borealis		29,870				(1,700)	3,775							31,945
Total associate		29,870				(1,700)	3,775							31,945

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(i)         Capital increase carried out in September 2012, with the injection of assets.
(ii)       Investments sold in December 2012 (Notes 1(b)(xviii) and 1(b)(xix)).

(iii)      Capital increase carried out in April 2012 with an Advance for Future Capital Increase (AFAC). (Note 1(b)(ix)).

(iv)      Company incorporated by the Parent Company in February 2012 (Note 1(b)(viii)).

(v)       Capital increase of the subsidiaries Braskem Alemanha and Braskem Holanda with the participation of the Parent Company at Braskem America in December 2012 (Note 1(b)(xvi)).

(c)               Breakdown of equity accounting results

	Parent company				Consolidated
	2012		2011	2012	2011

Equity in results of subsidiaries, associate and jointly-controlled	410,413		152,020	(22,199)	3,270
Amortization of fair value adjustment	(93,262)	(i)	(52,957)
Provision for losses on investments	(28,199)		(92,036)		(18)
Dividends from other investments / other	1,462		484	(3,608)	(4,917)
	290,414		7,511	(25,807)	(1,665)

(i)       Amortization of fair value adjustments comprises the following:

•      R$87,914 related to the amortization of fair value adjustments on the assets and liabilities from the business combination of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$18,577; “cost of sales” of R$99,048; “general and administrative expenses” of R$91, and “financial results” of R$15,487. The effect of deferred income tax and social contribution over these amortizations was R$45,289.

•      R$5,348 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiaries Braskem Petroquímica and Cetrel.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

17                Property, plant and equipment

		Parent Company
	Note	Land		Buildings and Improvements		Machinery, Equipment and Facilities		Projects and Stoppage in Progress		Other		Total

Cost		84,112		1,429,520		14,900,873		2,618,316		499,450		19,532,271
Accumulated depreciation/depletion				(632,144)		(6,767,658)				(306,491)		(7,706,293)
Provision for impairment	(i)					(160,036)						(160,036)
Balance as of December 31, 2011		84,112		797,376		7,973,179		2,618,316		192,959		11,665,942

Acquisitions						119,352		1,134,434		545		1,254,331
Capitalized financial charges								121,577				121,577
Merger				7,880	#	1,980,094	#	(2,019,129)	#	31,155	#	-
Transfers by concluded projects						13,114		3,486				16,600
Transfers to intangible		(336)	#	(13,594)	#	(247,309)	#	-	#	(13,550)		(274,789)
Disposal for capitalization of subsidiarie, net of depreciation/depletion	1(b.(xiii))			(4,988)		(68,193)				(1,843)		(75,024)
Other disposals, net of depreciation/depletion								(19,406)	#	351		(19,055)
Depreciation / depletion
Reversal of provision				(51,639)	#	(1,054,099)	#	-	#	(50,084)		(1,155,822)

Net book value		83,776		735,035		8,716,138		1,839,278		159,533		11,533,760
Cost		83,776		1,423,806		16,766,124		1,839,278		517,951		20,630,935
Accumulated depreciation/depletion				(675,177)		(7,657,862)				(345,039)		(8,678,078)
Provision for impairment	(i)					(158,472)						(158,472)
Balance as of December 31, 2012		83,776		748,629		8,949,790		1,839,278		172,912		11,794,385

   (i) Impairment of plants hibernated in 2008 and 2009.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

		Consolidated
	Note	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost		418,426	1,859,991	22,782,338	3,771,381	941,649	29,773,785
Accumulated depreciation/depletion			(678,524)	(7,923,353)		(349,151)	(8,951,028)
Provision for impairment	(i)			(160,036)			(160,036)
Balance as of December 31, 2011		418,426	1,181,467	14,698,949	3,771,381	592,498	20,662,721

Acquisitions		9,909	2,837	192,924	2,424,055	901	2,630,626
Capitalized financial charges	19(f)				162,227		162,227
Desconsolidation of jointly-controlled subsidiaries		(3,804)	(912)	(19,193)	(95,823)	(30,330)	(150,062)
Foreign currency translation adjustment		3,824	3,613	45,882	49,226	34,714	137,259
Transfers by concluded projects		1,344	22,700	2,106,861	(2,159,212)	28,307
Transfers to intangible					(25,891)	(261)	(26,152)
Other disposals, net of depreciation/depletion		(1,945)	(5,983)	(48,591)	(11,211)	(10,095)	(77,825)
Depreciation / depletion			(68,436)	(1,659,385)		(110,628)	(1,838,449)
Non-current assets held for sale	(ii)	(5,162)	(31,484)	(15,500)	(1,361)	(3,220)	(56,727)
Write off due to divestment	(iii)	(5,515)	(54,544)	(85,542)	(55,660)	(67,137)	(268,398)
Reversal of provision				1,565			1,565

Net book value		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785
Cost		417,077	1,749,193	24,672,589	4,057,731	805,160	31,701,750
Accumulated depreciation/depletion			(699,935)	(9,296,148)		(370,411)	(10,366,494)
Provision for impairment	(i)			(158,471)			(158,471)
Balance as of December 31, 2012		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785

(i)      Impairment of plants hibernated in 2008 and 2009.

(ii)     Transfer of assets from Quantiq and IQAG to non-current assets held for sale.

(iii)   Write-off due to divestment of the equity interests in Cetrel and Braskem Distribuidora (Note 6).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The projects in progress mainly relate to operating improvements and to the Ethylene XXI project.

On December 31, 2012, the main project in progress is located in Mexico, through the subsidiary Braskem Idesa, and consists of (i) the construction of an ethane cracker to produce 1 million metric tons per year of ethylene; and (ii) the construction of 3 PE plants for the production of 1 million metric tons per year. The project, called Ethylene XXI, should require investment of US$3 billion, with the conclusion of construction and the startup of the units expected by mid-2015. For this project, Braskem Idesa has received guarantees for the supply of 66,000 barrels/day of ethane for 20 years by Pemex Gas y Petroquímica Básica (a subsidiary of Petróleos Mexicanos).

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment in the amount of R$3,415,319 (R$3,428,276 in 2011) to comply with the obligations assumed in financing agreements (Note 19(g)).

(a)          Impairment test for fixed assets

In the preparation of the Business Plan for the 2012/2016 period, the Company’s management analyzed the prospects for the main variables that affect its activities (Note 3.6) in both domestic and international markets.

In general, the Business Plan was prepared taking into consideration that no situation that may prevent the operational continuity of Braskem’s assets, both in terms of obsolescence of the industrial park and technologies employed and of legal restrictions is foreseen. Braskem’s management believes that the plants will operate at their full capacity, or close to it, within the projected period. Also, no significant changes in the Braskem’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future sales, with the exception of the seasonal price and profitability increases and decreases, which are historically associated with the petrochemical business worldwide. Also, no new technologies or raw materials, which could negatively impact Braskem’s future performance, are expected. Braskem expects to continue to operate in a regulatory environment aimed at environmental preservation, which is absolutely in line with its practices.

In view of all the analysis made throughout 2012, Braskem’s management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast.

Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 18(a)).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

18                Intangible assets

											Parent
									Consolidated		Company
		Goodwill
		based on					Costumers
		expected future	Brands		Software		and Suppliers
		profitability	and Patents		licenses		Agreements		Total		Total

Cost		3,194,545	189,745		410,231		671,190		4,465,711		3,568,446
Accumulated amortization		(1,130,794)	(62,217)		(162,444)		(93,564)		(1,449,019)		(1,319,771)
Balance as of December 31, 2011		2,063,751	127,528		247,787		577,626		3,016,692		2,248,675

Acquisitions					15,734				15,734		13,385
Foreign currency translation adjustment			1,060		1,369		14,700		17,129
Transfer			588		(588)
Transfers from PP&E			7,974		18,178				26,152		19,055
Disposals, net of depreciation/depletion					(448)				(448)
Amortization			(8,924)		(53,181)		(56,992)		(119,097)		(39,550)
Non-current assets held for sale	(i)	(4,833)			(8,413)				(13,246)
Write off due to divestment	(ii)				(1,950)				(1,950)

Net book value		2,058,918	128,226		218,488		535,334		2,940,966		2,241,565
Cost		3,187,722	199,367	#	402,396	#	685,890	#	4,475,375	#	3,581,114
Accumulated amortization		(1,128,804)	(71,141)	#	(183,908)	#	(150,556)	#	(1,534,409)	#	(1,339,549)
Balance as of December 31, 2012		2,058,918	128,226		218,488		535,334		2,940,966		2,241,565

Average annual rates of amortization			5.58%		11.75%		10.78%

(i)         Transfer of the assets and liabilities of Quantiq and IQAG to the item “Non-current assets held for sale” (Note 6).

(ii)       Write off due to divestment of the equity interests in Cetrel and Braskem Distribuidora (Note 6).

(a)               Impairment test of goodwill based on future profitability

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in CPC 01 (R1) and IAS 36. On December 31, 2012, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-Bahia and UNIB-Southeast do not have goodwill allocated.

The Polyolefins operating segment is divided into two CGUs: Polyethylene and Polypropylene. Part of the industrial plants that compose these CGUs was acquired in a business combination that resulted in a goodwill based on the future profitability of these plants. The Company’s management established that the benefits from the synergy of this transaction should be associated with all units acquired and, therefore, the goodwill recognized is allocated and monitored at the lowest level of the corresponding group of assets, which is the Polyolefins operating segment.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

In October 2012, Braskem conducted an impairment test of the goodwill of the Polyolefins and Vinyls operating segments and CGU UNIB-South using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

	Allocated	Cash flow	Book value	CF/Book
	goodwill	(CF)	(with goodwill)	value
CGU and operating segments
CGU - UNIB - South	926,854	15,016,575	1,095,423	13.7
Operating segment - Polyolefins	939,711	24,193,198	8,412,608	2.9
Operating segment - Vinyls	192,353	5,808,680	3,318,655	1.8

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate based on the Weighted Average Cost of Capital (WACC) of 10.76% p.a. and no real growth rate.

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	13,993,537	14,210,390
Operating segment - Polyolefins	22,060,565	22,481,489
Operating segment - Vinyls	5,322,357	5,414,768
Total	41,376,459	42,106,647

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

19                Borrowings

		Annual financial charges		Consolidated
			Average interest
		Monetary restatement	(unless otherwise stated)	2012	2011
Foreign currency
Bonds and Medium term notes (MTN)		Note 19 (a)	Note 19 (a)	9,278,759	6,147,427
Advances on exchange contracts	(i)	US dollar exchange variation	1.54%	173,939	131,668
Export prepayments		Note 19 (b)	Note 19 (b)	513,610	1,781,346
BNDES		Note 19 (c)	Note 19 (c)	495,260	413,722
Export credit notes		Note 19 (d)	Note 19 (d)	787,687	723,153
Project financing (NEXI)	(ii)	Yen exchange variation	0.95% above Tibor	-	26,318
Other		US dollar exchange variation	1.58% above Libor	917,283	476,086
Other		Exchange variation (UMBNDES)	6.08%	768
Transactions costs, net				(60,285)	(84,525)

Local currency
Export credit notes		Note 19 (d)	Note 19 (d)	2,384,414	2,281,814
BNDES		Note 19 (c)	Note 19 (c)	2,381,892	2,556,521
BNB/ FINAME/ FINEP/ FUNDES			7.08%	605,273	504,476
BNB/ FINAME/ FINEP/ FUNDES		TJLP	0.37%	25,746	40,372
Other		Post-fixed monetary correction	106% of CDI	-	148,158
Other		TJLP	2.87%	7,292
Transactions costs, net				-	(1,724)
Total				17,511,638	15,144,812

Current liabilities				1,836,028	1,391,779
Non-current liabilities				15,675,610	13,753,033
Total				17,511,638	15,144,812

(i)    The Company has derivative operations contracted for advances on foreign exchange contracts in order to offset fluctuations in the U.S. dollar (Note 20.2.1(a.iv)).

(ii)  In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from Nippon Export and Investment Insurance (”NEXI ”).

		Parent company
	2012	2011
Foreign currency
Current liabilities	1,026,644	409,580
Non-current liabilities	6,480,063	7,586,674
	7,506,707	7,996,254
Local currency
Current liabilities	861,167	551,939
Non-current liabilities	4,054,224	3,689,522
	4,915,391	4,241,461

Current liabilities	1,887,811	961,519
Non-current liabilities	10,534,287	11,276,196
Total	12,422,098	12,237,715

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	2012	2011
July 1997		250,000	June 2015	9.38	134,175	123,379
January 2004		250,000	January 2014	11.75	169,609	166,392
September 2006		275,000	January 2017	8.00	275,270	253,563
June 2008		500,000	June 2018	7.25	1,026,894	942,622
May 2010		400,000	May 2020	7.00	820,621	752,951
May 2010		350,000	May 2020	7.00	722,596	663,296
October 2010		450,000	no maturity date	7.38	935,776	858,981
April 2011		750,000	April 2021	5.75	1,545,798	1,419,013
July 2011		500,000	July 2041	7.13	1,053,701	967,230
February 2012	(i)	250,000	April 2021	5.75	516,995
February 2012	(ii)	250,000	no maturity date	7.38	519,876
May 2012	(iii)	500,000	May 2022	5.38	1,030,598
July 2012	(iv)	250,000	July 2041	7.13	526,850
Total		4,975,000			9,278,759	6,147,427

(i)       Additional issue to the operation that Braskem Finance carried out in April 2011, in the amount of US$750 million.

(ii)     Additional issue to the perpetual bond issue carried out by Braskem Finance in October 2010 in the amount of US$450 million.

(iii)   Operation conducted by Braskem Finance with semiannual interest payments on May 2 and November 2 of each year.

(iv)   Operation conducted by Braskem America Finance.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Export prepayments (“EPP”)

		Initial amount
		of the transaction			Consolidated
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2012		2011
December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60	-	#	25,803
July 2006	(i)	95,000	June 2013	US dollar exchange variation + 3.17	-	#	33,416
July 2006	(i)	75,000	July 2014	US dollar exchange variation + 2.73	-	#	72,696
March 2007	(i)	35,000	March 2014	US dollar exchange variation + 4.10	-	#	47,147
April 2007	(ii)	150,000	April 2014	US dollar exchange variation + 3.40	-	#	282,206
March 2010	(i)	100,000	March 2015	US dollar exchange variation + 4.67	-	#	190,808
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	307,406	#	282,093
June 2010	(i)	150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60	-	#	281,869
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	206,204	#	187,783
March 2011	(iii)	200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20	-	#	377,525
Total		1,110,000			513,610		1,781,346

(i)       The Company prepaid these borrowings.

(ii)     On December 31, 2012, this borrowing of the Parent Company was offset with a financial investment by the subsidiary Braskem Holanda (Note 8).

(iii)   The operation established formal financial covenants for the Company. With the prepayment of this operation, the liability no longer exists. This was the only operation that imposed financial covenants on the Company.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               BNDES borrowings

					Consolidated
Projects		Issue date	Maturity	Charges (% per year)	2012	2011

Foreign currency
Other	(i)	2005/2006	October 2016	US dollar exchange variation + 6.36	7,708	11,764
Other	(i)	2005/2006	May 2013	Monetary variation (UMBNDES) + 5.46	100	3,683
Plant PP - Paulinia	(ii)	2006	January 2015	US dollar exchange variation + 6.49	-	25,546
Limit of credit UNIB-South	(iii)	2006	July 2014	US dollar exchange variation + 5.38 to 6.06	10,747	17,866
Braskem Qpar expansion	(i)	2006/2007/2008	April 2016	US dollar exchange variation + 6.06 to 6.36	21,072	44,047
Braskem Qpar expansion	(i)	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6.21	2,099	2,862
Limit of credit I	(iii)	2007	April 2015	US dollar exchange variation + 4.88 to 5.77	42,519	57,813
Green PE		2009	July 2017	US dollar exchange variation + 6.14	44,440	49,463
Limit of credit II	(iii)	2009	January 2017	US dollar exchange variation + 6.14	93,354	87,694
New plant PVC Alagoas		2010	January 2020	US dollar exchange variation + 6.14	101,647	68,630
Limit of credit III	(iii)	2011	January 2018	US dollar exchange variation + 5.98 to 6.01	143,186	28,169
Butadiene		2011	January 2021	US dollar exchange variation + 6.01	28,388	16,185
					495,260	413,722

Local currency
Other	(i)	2005/2006	September 2016	TJLP + 2.40 to 2.80	67,218	166,862
Plant PP - Paulinia	(ii)	2006	December 2014	TJLP + 2.40 to 3.40	-	245,014
Limit of credit UNIB-South	(iii)	2006	May 2014	TJLP + 2.02 to 3.00	44,432	92,131
Braskem Qpar expansion	(i)	2006/2007/2008	February 2016	TJLP + 1.00 to 3.50	197,546	460,270
Limit of credit I	(iii)	2007	April 2015	TJLP + 1.81 to 2.32	173,477	260,851
Green PE		2008/2009	June 2017	TJLP + 0.00 to 4.78	414,278	508,083
Limit of credit II	(iii)	2009	January 2017	TJLP + 2.58 to 3.58	319,039	327,902
Limit of credit II	(iii)	2009	January 2017	4.50	14,252	17,582
New plant PVC Alagoas		2010	December 2019	TJLP + 0.00 to 3.58	351,406	261,403
New plant PVC Alagoas		2010	December 2019	5.50	43,066	30,129
Limit of credit III	(iii)	2011	January 2018	TJLP + 2.05 to 3.45	582,981	122,234
Limit of credit III	(iii)	2011	July 2018	4.00	64,095
Butadiene		2011	December 2020	TJLP + 2.15 to 3.45	110,102	64,060
					2,381,892	2,556,521

Total					2,877,152	2,970,243

(i)       Borrowings settled in advance.

(ii)     The Company settled part of these borrowings in advance.

(iii)   Refer to revolving credit lines, with limits stipulated by BNDES, and the funds of which are aimed at the current investments of the Company and investments in research, development and innovation.

In December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$2.5 billion, which may be used for five years as from the date it is contracted. The funds are being used in the Company’s investment plan for 2011 to 2013. As of December 31, 2012, a total of R$776 million has been released, of which R$626 million was released in 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(d)               Export credit notes (“NCE”)

		Initial amount			Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	2012		2011

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	161,150	#	147,991
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	104,029	#	95,533
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	154,298	#	141,636
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	315,973	#	290,043
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	52,237	#	47,950
		722,809			787,687		723,153

Local currency
December 2005	(i)	100,000	March 2014	106% of CDI	-	#	105,345
January 2006	(i)	11,500	January 2014	108% of CDI	-	#	7,731
April 2010	jan-1900	50,000	March 2014	12.16	65,678	#	60,861
June 2010	jan-1900	200,000	June 2014	12.13	256,471	#	237,590
September 2010	(ii)	71,000	September 2012	100.7% of CDI	-	#	81,818
February 2011	jan-1900	250,000	February 2014	99% of CDI	297,434	#	274,613
April 2011	(iii)	450,000	April 2019	112.5% of CDI	456,876	#	461,209
June 2011	jan-1900	80,000	June 2014	98.5% of CDI	91,563	#	84,572
August 2011	(iii)	400,000	August 2019	112.5% of CDI	402,527	#	404,267
October 2011	jan-1900	250,000	April 2012	108.3% of CDI	-	#	158,568
November 2011	(i)	400,000	November 2019	112.5% of CDI	-	#	405,240
January 2012	jan-1900	200,000	December 2013	103% of CDI	217,320	#	-
June 2012	jan-1900	100,000	June 2014	103% of CDI	103,818	#	-
September 2012		300,000	September 2015	103% of CDI	305,684	#	-
October 2012		85,000	September 2014	98.5% of CDI	86,419	#	-
November 2012		100,000	November 2013	106% of CDI	100,624	#	-
Total		3,047,500			2,384,414		2,281,814

(i)       Borrowings settled in advance.

(ii)     The Company had a swap operation for this borrowing, which was designated as hedge accounting. Both the borrowing and the swap were settled at maturity.

(iii)   The Company entered into swap transactions for these NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 20.2.1(a.i)).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(e)               Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	2012	2011

2013	-	1,252,464
2014	1,759,551	1,781,917
2015	1,515,498	1,123,509
2016	1,092,519	1,204,472
2017	715,362	565,456
2018	1,512,383	1,331,131
2019	1,146,166	1,536,264
2020	1,884,761	1,754,200
2021	2,059,513	1,430,065
2021 and thereafter	3,989,857	1,773,555
Total	15,675,610	13,753,033

(f)                Capitalized financial charges

The Company capitalized financial charges in the year ended December 31, 2012 in the amount of R$ 162,227 (R$101,721 in 2011), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 6.98% p.a. (7.68% p.a. in 2011).

(g)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2012	guaranteed	Guarantees

BNB	December 2022	310,107	310,107	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2021	2,877,152	2,877,152	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	215,022	215,022	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2019	100,912	100,912	Bank surety
FINAME	February 2022	4,978	5,883	Pledge of equipment
Other	May 2013	8,060	8,060	Mortgage of plants and promissory note
Total		3,516,231	3,517,136

(h)               Financial covenants

The Company settled all borrowing agreements that established limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

20                Financial instruments - consolidated

20.1          Non-derivative financial instruments

		Fair value		Book value				Fair value
	Classification by category	hierarchy	Note	2012		2011		2012		2011

Cash and cash equivalents			7
Cash and banks	Loans and receivables			398,142	#	349,916	#	398,142	#	349,916
Financial investments in Brazil	Held-for-trading	Level 2		393,348	#	435,580	#	393,348	#	435,580
Financial investments in Brazil	Loans and receivables			899,816	#	1,464,245	#	899,816	#	1,464,245
Financial investments abroad	Held-for-trading	Level 2		1,596,316	#	737,078	#	1,596,316	#	737,078
				3,287,622		2,986,819		3,287,622		2,986,819

Financial investments			8
FIM Sol investments	Held-for-trading	Level 2		50,803	#	36,410	#	50,803	#	36,410
Investments in foreign currency	Held-for-trading	Level 2		5,256	#	10,716	#	5,256	#	10,716
Investments in foreign currency	Held-to-maturity			15,731				15,731
Shares	Held-for-trading	Level 1		3,023	#	3,023	#	3,023	#	3,023
FIM Sol investments	Loans and receivables			77,469	#	116,007	#	77,469	#	116,007
Investments in national currency	Loans and receivables			513	#	-	#	513	#	-
Quotas of receivables investment fund	Held-to-maturity			52,559	#	34,720	#	52,559	#	34,720
Restricted deposits	Held-to-maturity			1,281	#	4,173	#	1,281	#	4,173
				206,635		205,049		206,635		205,049

Trade accounts receivable	Loans and receivables		9	2,364,222	#	1,894,812	#	2,364,222	#	1,894,812

Related parties			11	-	#	-	#	-	#	-
Assets	Loans and receivables			141,539		144,760		141,539		144,760
Liabilities	Loans and receivables					44,833				44,833

Other receivables
Disposal of shareholdings	Loans and receivables		6	652,100				652,100		-

Trade payables	Other financial liabilities			8,897,597		6,847,340		8,897,597		6,847,340

Borrowings			19
Foreign currency	Other financial liabilities			12,166,538		9,699,720		12,920,332		9,956,792
Local currency	Other financial liabilities			5,404,617		5,531,341		5,405,688		5,531,765
				17,571,155		15,231,061		18,326,020		15,488,557

Debentures	Other financial liabilities			-		19,102				19,102

Other payables			27
Creditors for the acquisitions of shares	Other financial liabilities			256,030		235,968		256,030		235,968
Accounts payable to non-controlling	Other financial liabilities			260,649				260,649		-
				516,679		235,968		516,679		235,968

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    trade accounts receivable and trade payables approximate their respective carrying amount due to the short-term maturity of these instruments.

(iii)  the fair value of related parties is the same as the carrying amount.

(iv)  the fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(v)    the fair value of debentures is obtained through secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

(b)               Fair value hierarchy

The Company adopts CPC 40 and IFRS 7 for financial instruments that are measured in the balance sheet; this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

The valuation assumptions (inputs to models) are obtained from sources that reflect the most recent observable market prices, particularly the curves of interest and future currency quotes disclosed by the Commodities & Futures Exchange, the spot exchange rate disclosed by the Central Bank of Brazil and the foreign interest curves disclosed by well-known quoting services such as Bloomberg or Reuters.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

20.2          Derivative financial instruments

Derivative financial instruments are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Derivative financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified for hedge accounting.

All derivative financial instruments held at December 31, 2012 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with CPCs 38, 39, 40 and IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate derivatives as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect of derivatives on the changes in the hedged items.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

20.2.1    Changes in derivative financial instruments

				Operation characteristics				Change in
			Fair value					fair value		Financial
Identification			hierarchy	Principal exposure	Derivatives	2011		(Note 20.2.2)		settlement		2012

Non-hedge accounting transactions
Foreign exchange swap	(i)		Level 2	Yen	CDI	649	#	(142)	#	(507)	#	-
Foreign exchange swap		Note 20.2.1 (a.i)	Level 2	CDI	Dolar	70,969	#	189,440	#	26,208	#	286,617
Repurchase of shares swap (3º program)			Level 2	Share value	CDI	2,263	#	(4,305)	#	2,042	#	-
Repurchase of shares swap (4º program)			Level 2	Share value	CDI	-	#	(100)	#	100	#	-
Commodity swap - naphtha	(ii)		Level 2	Fixed price	Variable price	480	#	(24)	#	(456)	#	-
Merchandise term - ethanol	(ii)		Level 2	Variable price	Fixed price	(202)	#	(51)	#	253	#	-
Crack swap - naphtha	(ii)		Level 2	Brent (iii)	Naphtha	-	#	543	#	(543)	#	-
Non-deliverable forward ("NDF") - ethanol	(ii)	Note 20.2.1 (a.ii)	Level 2	Reais	Dollar	-	#	14,899	#	(13,108)	#	1,791
Contract for the future purchase - ethanol	(ii)	Note 20.2.1 (a.iii)	Level 1	Fixed price	Variable price	-	#	31	#	(29)	#	2
Contract for the future sale in euro	(ii)		Level 1	Reais	Euro	-	#	149	#	(149)	#	-
Exchange swap		Note 20.2.1 (a.vi)	Level 2	Dolar	CDI	-	#	5,466	#	(498)	#	4,968
						74,159		205,906		13,313		293,378

Hedge accounting transactions
Interest rate swaps	(iv)		Level 2	Libor	Fixed rate	19,309	#	(685)	#	(18,624)	#	-
Interest rate swaps	(v)		Level 2	Pre-contractual rate	CDI	(833)	#	(1,263)	#	2,096	#	-
						18,476	#	(1,948)		(16,528)	#	-
							#				#
Current assets (other receivables)						(1,035)	#					-
Current liability (derivatives operations)						83,392	#					293,378
Non-current liabilities (derivatives operations)						10,278	#					-
						92,635	#				#	293,378

(i)       In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from NEXI.

(ii)     The Company entered into commodity derivative operations through swap instruments and naphtha and ethanol futures in order to protect itself from the fluctuations in feedstock prices to which it was exposed in certain transactions.

(iii)     Brent – reference oil price.

(iv)   The company settled in advance the borrowings that are subject to hedge accounting (Note 19 (b.i)).

(v)     In September 2012, the Company settled at maturity the NCE contract that was classified as hedge accounting (Note 19(d)).

The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. On December 31, 2012, the Company had security deposits related to NCE currency swaps (Note 20.2.1(a.i)) amounting to R$185,000.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting since the risks posed to the principals protected are satisfactorily represented by the coinciding results from the variation in the exposure indexes of the principal and the variation in the fair value of the derivatives.

The regular changes in the fair value of these derivatives are recorded as financial income or expenses in the same period in which they occur. In the fiscal year ended December 31, 2012, the Company recognized a financial expense of R$209,603.

(a.i)     Swaps related to NCE

The Company contracted swap transactions to offset the variation in the rates of the NCE contracts (Note 19(d)). In these operations, the Company receives 112.5% of the CDI rate and pays the fixed rate of the currency coupon swap, periodically and coinciding with the cash flow from debt.

				Fair value
Identification	Nominal value	Interest rate	Maturity	2012	2011
Swap NCE I	200,000	5.44%	August 2019	82,812	32,023
Swap NCE II	100,000	5.40%	August 2019	39,008	13,952
Swap NCE III	100,000	5.37%	August 2019	37,333	12,512
Swap NCE IV	100,000	5.50%	April 2019	29,904	6,267
Swap NCE V	100,000	5.50%	April 2019	29,250	6,215
Swap NCE VI	150,000	5.43%	April 2019	38,585
Swap NCE VII	100,000	4.93%	April 2019	29,725
Total	850,000			286,617	70,969

In current liabilities (derivatives operations)				286,617	70,969
Total				286,617	70,969

(a.ii)    NDF - ethanol

The Company contracted NDFs to exchange its exposure to the ethanol feedstock (traded in Brazilian real) used to make green polyethylene, which is traded in U.S. dollar. In these operations, the Company exchanges its exposure to prices in Brazilian real for U.S. dollar.

		Fixed exchange	Maturity	Fair value
Identification	Nominal value	(hedge)		2012	2011
NDF	5,690	1.9237	January 2013	366
NDF	5,514	1.8552	January 2013	569
NDF	3,014	1.8102	January 2013	394
NDF	4,545	1.8580	January 2013	462
Total	18,763			1,791

Current liability (hedge operations)				1,791
Total				1,791

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a.iii)   Future ethanol purchases

The Company also entered into currency swap transactions through futures to protect its cash flow, exchanging its exposure to prices in Brazilian real for U.S. dollar, since ethanol (the main feedstock used to make green polyethylene) is traded in Brazilian real.

Identification		Fixed price R$/m3		Fair value
	Nominal value	(hedge)	Maturity	2012	2011
Ethanol future purchase - BMF	251	1,195.00	January 2013	2
Total	251			2

In current liabilities (hedge operations)				2
Total				2

(a.iv)   Currency swaps

The Company contracted swaps to offset the variation in the rates of ACC contracts (Note 19). In these operations, the Company receives a fixed rate and currency variation and pays a percentage of the variation in the CDI rate, in a way that coincides with the cash flow from debt.

Identification		Interest rate		Fair value
	Nominal value	(hedge)	Maturity	2012	2011
Swap ACC	35,000	99.85% CDI	November 2013	2,180	-
Swap ACC	50,000	99.75% CDI	November 2013	2,788	-
Total	85,000			4,968	-

In current assets (other receivables)				4,968	-
Total				4,968	-

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Hedge accounting transactions

On December 31, 2012, all operations classified under hedge accounting had been settled.

(b.i)     Effectiveness test of transactions designated for hedge accounting

During the fiscal year, the Company showed that the derivatives held as hedge accounting were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the settlement of operations, and that all other conditions for qualifying these instruments for hedge accounting were met. Accordingly, the effective portion of the changes in the fair value of the derivatives, amounting to R$1,948 (Note 20.2.2), was recorded under "other comprehensive income", completely transferred to profit or loss after the settlement of operations.

(c)               Estimated maximum loss

The amount at risk of the derivatives held by Braskem on December 31, 2012, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$19,565 thousand for the EPP swaps and US$3,361 thousand for the NCE swap.

20.2.2    Hedge operations presented under

“other comprehensive income” in shareholders' equity

The derivatives designated as cash flow hedge impacted “other comprehensive income”. The appropriations of interest are allocated to interest expenses in the financial expenses group. The table below shows the summary of changes:

		Appropriation of	Change in
	2011	interest	fair value	2012
Swaps EPP	(17,071)	16,386	685	-
Swaps NCE	833	(2,096)	1,263	-
	(16,238)	14,290	1,948	-

In the fiscal year ended December 31, 2012, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$16,238, which, with the effect of income tax and social contribution of R$5,522, amounts to R$10,716 and is presented in “other comprehensive income” (Note 29(i)).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

20.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2012, the credit ratings were as follows:

		Percentage (%)
		2012	2011
1	Minimum risk	21.19	24.09
2	Low risk	32.04	33.04
3	Moderate risk	33.68	30.25
4	High risk	4.23	4.24
5	Very high risk (*)	8.85	8.38

(*) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%
December 31, 2010	0.13%	0.37%

LTM – last 12 months

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2012	2011
Financial assets with risk assessment
AAA	2,484,788	2,868,992
AA+	190,660	-
AA	5	206
AA-	449,555	72,029
A+	120,123	96,464
A	19	28
A-	80,231	71,367
BB+	-	19,028
B+	-	3,590
	3,325,381	3,131,704
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	103,359	34,720
Sundry funds (ii)	60,356	10,723
Restricted deposits (iii)	1,281	4,173
Other financial assets with no risk assessment	3,880	10,548
	168,876	60,164

Total	3,494,257	3,191,868

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)      Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On December 31, 2011, the balances rated “B+” and “BB+" refer to the balances of the jointly-owned subsidiary Propilsur in the amount of R$19,028, and to Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial – DPGE) in the amount of R$3,590. DPGEs are guaranteed by the Credit Guarantee Fund – FGC (Fundo Garantidor de Crédito), which makes these investments adequate for Braskem’s policy.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

20.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below.

(a)               Selection of risks

On December 31, 2012, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to Braskem. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 28, 2012 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2012. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, by the end of 2013, the U.S. dollar will appreciate 1.3% against the Brazilian real compared to the end of 2012, and the CDI rate will be 7.25%.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b.2)    Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar exchange rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2012.

For the CDI interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the interest rate on December 31, 2012.

For the Libor interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the LIBOR rate on December 31, 2012.

For the TJLP interest rate, an increase of 0.5% was considered for the possible adverse scenario and of 1% for the extreme scenario based on its rate on December 31, 2012, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario. Tables (d), (e) and (f) show the changes in future cash flows.

(c)               Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	(256,545)	(2,319,690)	(4,639,380)
BNDES	(13,715)	(124,013)	(248,027)
Working capital / structured operations	(47,079)	(47,079)	(47,079)
Raw material financing	(61)	(550)	(1,101)
Export prepayments	(14,201)	(128,403)	(256,805)
Financial investments abroad	53,980	488,093	976,186
Swaps	(28,073)	(251,664)	(510,037)

(d)               Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operations	(172)	(1,904)	(3,800)
Export prepayments	(200)	(2,207)	(4,395)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(e)               Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each instrument, including derivatives and items not covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(252)	(2,758)	(5,431)
Agricultural credit note	(2,716)	(29,564)	(58,013)
Working capital / other	(243)	(2,654)	(5,225)
Financial investments in Brazil	2,186	24,181	48,489

(f)                Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	TJLP + 0.5%	TJLP + 1%
BNDES	38,137	(36,892)	(72,599)
FINEP	144	(142)	(281)
Other governamental agents	67	(66)	(132)

21                Taxes payable

		Parent Company		Consolidated
	Note	2012	2011	2012	2011

Parent Company and subsidiaries in Brazil
IPI		55,609	24,259	71,440	38,654
PIS and COFINS		-	-	5,764	7,172
Income tax and social contribution		16,983	13,792	54,987	21,787
ICMS	(a)	16,274	29,861	72,435	94,668
Federal tax payment program - Law 11,941/09	(b)	1,168,413	1,600,556	1,237,156	1,669,976
Other		47,119	48,040	59,630	64,521

Foreign subsidiaries
Value-added tax		-	-	2,538	40,463
Income tax		-	-	2,132	5,925
Other		-	-	1,460	-

		1,304,398	1,716,508	1,507,542	1,943,166

Current liabilities		245,173	215,924	342,789	329,987
Non-current liabilities		1,059,225	1,500,584	1,164,753	1,613,179
Total		1,304,398	1,716,508	1,507,542	1,943,166

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               ICMS

At December 31, 2011, the consolidated ICMS balance payable included the amount of R$53,017 related to the ICMS due on the import of equipment and parts aimed at the construction of the industrial complex of the subsidiary Riopol. In 2012, the Company made a formal consultation to the Treasury Department of the State of Rio de Janeiro (“SEFAZ”) - RJ, which released Riopol from payment of such taxes, which would come due in March 2012. Accordingly the amounts payable were written off and their corresponding credit used to offset taxes (Note 12 (b)).

(b)               Tax debt refinancing program – Law 11,941/09

In 2009, the Parent Company and the subsidiaries Braskem Qpar and Braskem Petroquímica adhered to the federal tax debit refinancing program established by Law 11.941 on May 27, 2009. The associated installments were deferred over a maximum of 180 months, which is the maximum limit permitted by said law. The law also provides for the possibility of amortizing at least 12 installments with the same reduction in penalties and interest applicable to the payment in cash of tax debits that fall under the scope of this law.

In June 2011, the Federal Revenue Service made the program available for consolidating the debts in said refinancing program. The amount consolidated totaled R$1,664,907 to be paid in monthly and consecutive installments of R$10,678, adjusted based on the Selic rate as from that month.

In June 2012, the Company's Management decided to pay in advance part of the installments of the Parent Company under the program, amortizing 72 installments at once, which amounted to R$403,821. After applying the benefits of cash payment to the amortization, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other operating income (expenses), net”; and (ii) their restatement by the Selic interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

As established in said Law, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not. The consolidated balance on December 31, 2012 will be paid in a maximum of 142 months.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

22                Income tax (“IR”) and social contribution (“CSL”)

22.1          Reconciliation of the effects of income tax

and social contribution on profit or loss

	Parent Company			Consolidated
	2012		2011	2012		2011

Loss before IR and CSL and participation of non-controlling interest	(1,307,246)		(888,523)	(1,833,714)		(917,852)

IR and CSL at the rate of 34%	444,464		302,098	623,463		312,070
		#			#
Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	108,398		33,962	(7,548)		1,112
Effects from pre-payment of taxes	27,374		13,896	27,374		13,896
Tax losses (IR) and negative base (CSL), deferred (i)	1,652		73,773	1,652		73,773
Tax incentives (Sudene and PAT)
Recognition of prior period CSL
Results from business combination	-		-	-		10,215
Other permanent adjustments	(5,785)		(31,656)	9,471		(37,324)

Effect of IR and CSL on results of operations	576,103		392,073	654,412		373,742

Breakdown of IR and CSL:		#			#
	-	#	-	-	#	-
Current IR and CSL	-	#	(1,712)	(17,269)	#	(5,492)

Prior period CSL
Current IR and CSL	-	#	(1,712)	(17,269)	#	(5,492)
	-	#	-	-	#	-
Deferred IR and CSL - continued operations	576,103	#	393,785	810,645	#	379,234
IFRS - deferred
Deferred IR and CSL - discontinued operations	-			(138,964)
Deferred IR and CSL	576,103		393,785	671,681		379,234

Total IR and CSL on income statement	576,103		392,073	654,412		373,742

(i)     Constitution of deferred income tax and social contribution asses for nondeductible expenses from prior periods, especially losses due to the impairment of paralyzed industrial plants, for which the realization of corresponding tax assets became probable in 2011.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

22.2          Deferred income tax and social contribution

(a)               Breakdown of and changes in deferred IR and CSL

				Parent Company
Deferred tax - assets	As of December 31, 2011	Impact on the result / (expense) income	Impact on the equity / (decrease) increase	As of December 31, 2012

Tax losses (IR) and negative base (CSL)	29,199	415,133		444,332
Goodwill amortized	60,082	(31,956)		28,126
Exchange variations	0	205,725		205,725
Temporary adjustments	173,627	103,922		277,549
Business combination - Quattor	89,770			89,770
Pension plan	45,604	4,308		49,912
Deferred charges - write-off	11,199	(6,002)		5,197
Other	5,521		(5,521)	0
Total do ativo	415,002	691,130	(5,521)	1,100,611

				Parent Company
Deferred tax - liabilities	As of December 31, 2011	Impact on the result / (expense) income	Impact on the equity / (decrease) increase	As of December 31, 2012

Amortization of goodwill based on future profitability	420,537	89,771		510,308
Tax depreciation	129,137	79,712		208,849
Exchange variations	54,276	(54,276)		0
Temporary differences	5,779	2,235		8,014
Business combination	87,947	(2,201)		85,746
Write-off negative goodwill of incorporated subsidiaries	2,375	(594)		1,781
Additional indexation PP&E	168,219	(14,031)		154,188
Other	32,446	14,411		46,857
Total do passivo	900,716	115,027	0	1,015,743

		Impact on the result		Impact on the equity / (decrease) increase	Write-off investment by sale	Transfer to assets held for sale
		(expense) income
Deferred tax - assets	As of December 31, 2011	Continued operations	Discontinued operations				As of December 31, 2012

Tax losses (IR) and negative base (CSL)	545,147	693,162	(138,964)	0	0	0	1,099,345
Goodwill amortized	63,821	(32,389)	0	0	0	0	31,432
Exchange variations	11,979	203,566	0	0	0	0	215,545
Temporary adjustments	243,806	129,900	0	(399)	(15,006)	(2,491)	355,810
Business combination	238,314	5,203	0	0	0	0	243,517
Pension plan	45,604	4,308	0	0	0	0	49,912
Deferred charges - write-off	82,952	(22,892)	0	0	0	0	60,060
Other	5,521	0	0	(5,521)	0	0	0
Total assets	1,237,144	980,858	(138,964)	(5,920)	(15,006)	(2,491)	2,055,621

		Impact on the result		Impact on the equity / (increase) decrease	Write-off investment by sale	Transfer to assets held for sale
		(expense) income
Deferred tax - liabilities	As of December 31, 2011	Continued operations	Discontinued operations				As of December 31, 2012

Amortization of goodwill based on future profitability	474,985	111,872	0	0	0	0	586,857
Tax depreciation	213,684	177,540	0	0	0	0	391,224
Exchange variations	54,275	(54,275)	0	0	0	0	0
Temporary differences	321,033	(21,500)	0	27,967	0	0	327,500
Business combination	667,040	(42,223)	0	0	0	0	624,817
Write-off negative goodwill of incorporated subsidiaries	2,375	(594)	0	0	0	0	1,781
Additional indexation PP&E	168,220	(14,031)	0	0	0	0	154,189
Other	51,741	13,424	0	(12,911)	0	0	52,254
Total liabilities	1,953,353	170,213	0	15,056	0	0	2,138,622

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Realization of deferred income tax and social contribution

						Parent Company					Consolidated
		December 31,		2014 and	2016 and	2018	December 31,		2014 and	2016 and	2018
Deferred tax - assets	Note	2012	2013	2015	2017	thereafter	2012	2013	2015	2017	thereafter

Tax losses (IR) and negative base (CSL)	2.19	444,332	4,926	426,105	13,301	0	1,099,345	4,926	573,375	324,115	196,929
Goodwill amortized	(i)	28,126	18,937	3,172	2,101	3,916	31,432	19,368	4,035	2,963	5,066
Exchange variations	(ii)	205,725	0	0	0	205,725	215,545	0	0	0	215,545
Temporary adjustments	(iii)	277,549	145,717	9,819	9,819	112,194	355,810	161,071	19,291	13,580	161,868
Business combination - Quattor	(iv)	89,770	0	0	0	89,770	243,517	0	0	0	243,517
Pension plan	(v)	49,912	49,912	0	0	0	49,912	49,912	0	0	0
Deferred charges - write-off	(vi)	5,197	5,197	0	0	0	60,060	22,087	33,780	4,193	0
Total assets	0	1,100,611	224,689	439,096	25,221	411,605	2,055,621	257,364	630,481	344,851	822,925

						Parent Company					Consolidated
		December 31,		2014 and	2016 and	2018	December 31,		2014 and	2016 and	2018
Deferred tax - liabilities	Note	2012	2013	2015	2017	thereafter	2012	2013	2015	2017	thereafter

Amortization of goodwill based on future profitability	(vii)	510,308	0	0	0	510,308	586,857	0	0	0	586,857
Tax depreciation	(viii)	208,849	0	0	0	208,849	391,224	0	0	0	391,224
Temporary differences	(ix)	8,014	590	1,180	3,184	3,060	327,500	32,957	65,914	67,534	161,095
Business combination	(x)	85,746	2,201	4,401	4,401	74,743	624,817	40,469	80,938	80,938	422,472
Write-off negative goodwill of incorporated subsidiaries	(xi)	1,781	594	1,187	0	0	1,781	594	1,187	0	0
Additional indexation PP&E	(xii)	154,188	16,232	32,463	32,463	73,030	154,189	16,232	32,463	32,463	73,031
Other		46,857	0	0	0	46,857	52,254	0	0	0	52,254
Total liabilities	0	1,015,743	19,617	39,231	40,048	916,847	2,138,622	90,252	180,502	180,935	1,686,933

Basis for constitution and realization:

(i)         Goodwill recognized from merged investments amortized prior to Law 11,638/07, which are controlled in the Taxable Income Journal (LALUR). Tax realization is based on the tax rules for amortization.

(ii)       Exchange variation of assets and liabilities denominated in foreign currency, whose tax realization is recognized upon their receipt or settlement.

(iii)      Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iv)     Refers to: (i) tax-related goodwill generated by the acquisition of Quattor and (ii) contingencies recognized from business combinations at Quattor. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)       Provision for the defined-benefit plan at Petros Copesul, with realization projected for 2013.

(vi)     Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vii)    Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.

(viii)  Difference between the accounting and tax depreciation rates in accordance with Normative Rule 1 of July 29, 2011.

(ix)     Revenues not yet taxable for calculation of income tax and social contribution, whose taxation will occur in subsequent periods.

(x)       Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations at Quattor, Unipar and Petroquímica Triunfo, whose tax realization is based on the depreciation and amortization of these assets.

(xi)     Write-off of negative goodwill from the merged company Cinal, which was offered as tax based on the amortization of taxes.

(xii)    Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

23                Sundry provisions

		Parent Company		Consolidated
	Note	2012	2011	2012	2011

Provision for costumers bonus	(a)	5,594	10,053	40,666	13,577
Provision for recovery of environmental damages	(b)	25,015	30,451	32,944	36,777
Judicial and administrative provisions	(c)	126,103	73,168	333,218	266,302
Other		-		8,355	5,067
Total		156,712	113,672	415,183	321,723

In current liabilities		11,930	18,759	52,264	23,629
In non-current liabilities		144,782	94,913	362,919	298,094
Total		156,712	113,672	415,183	321,723

(a)               Provision for client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement.

The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As they are recognized based on contracts, the provisions are not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The term estimated, which are measured at present value, is five years.

(c)               Judicial and administrative provisions

As presented below, Braskem maintains a provision for legal and administrative proceedings against the Company, for which the chances of loss are considered probable, and tax claims against Quattor, for which the chances of loss are considered possible on April 30, 2010, date on which the control of Quattor was acquired.

Legal provision
		Parent Company		Consolidated
	Note	2012	2011	2012	2011

Labor claims	(c.1)	68,375	27,986	75,697	36,718

Tax claims	(c.2)
Income tax and social contribution	(i)	-	-	29,980	27,753
PIS and COFINS	(ii)	-	-	32,929	30,354
ICMS - interstate purchases	(iii)	-	-	79,688	73,457
ICMS - other	(iv)	-	-	56,974	52,518
Other		50,744	38,197	50,744	38,197
				-	-
Societary claims and other		6,984	6,985	7,206	7,305
		126,103	73,168	333,218	266,302

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c.1)     Labor claims

On December 31, 2012, the Company is involved in 329 labor claims, including occupational health and security cases, that were assessed as probable losses. For these claims, the Company maintains a provision of R$75,697, which corresponds to the expected amount of disbursement upon their resolution. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of increasing the amount of the existing provision are remote.

(c.2)     Tax claims

On December 31, 2012, Braskem has recognized a provision in the amount of R$50,744 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$199,571 for these claims arising from business combination and the chances of loss for which are considered possible.

On December 31, 2012, the main tax claims for which the Company maintains a provision are the following:

(i)                 Income tax and social contribution

The subsidiary Braskem Petroquímica is assessed for the payment of such taxes, in the amount of R$130 million as of December 31, 2012, represented mostly by income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

There is no judicial deposit or other type of guarantee for this claim.

The Company’s management expects this case to be terminated by 2015.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ii)               PIS and COFINS taxes

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                non-payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002;

•                undue offset of credit arising from the additional 1% to the rate of COFINS;

•                offset with credits from PIS – Decree-Laws No. 2,445 and No. 2,449;

•                omission in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2012, the total amount involved in these claims is R$84 million. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímic, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of:

•                undue use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were presented in the purchase invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage;

•                non-presentation of the tax documents requested by inspection authorities.

On December 31, 2012, the amount involved is R$379 million. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

Management estimates that this case should be terminated by 2019.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(iv)             ICMS - sundry violations

The subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of an alleged non-payment of tax in the period from 2002 and 2004 when carrying out interstate sale operations to taxpayers located in another state but the goods never left the State of São Paulo.

On December 31, 2012, the total amount involved in these claims is R$142 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

The Company’s management estimates that these cases should be terminated by 2020.

(d)               Changes in provisions

		Parent Company
			Recovery of
			environmental	Legal
		Bonus	damage	provisions	Total

December 31, 2011		10,053	30,451	73,168	113,672

Additions, inflation adjustments and exchange variation, net		15,840	15,211	53,596	84,647
Write-offs through usage and payments		(20,299)	(20,647)	(661)	(41,607)

December 31, 2012		5,594	25,015	126,103	156,712

	Consolidated
		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2011	13,577	36,777	266,302	5,067	321,723

Additions, inflation adjustments and exchange variation, net	58,387	18,622	68,285	3,288	148,582
Write-offs through usage and payments	(31,298)	(22,455)	(1,369)	-	(55,122)
					-
December 31, 2012	40,666	32,944	333,218	8,355	415,183

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

24                Long-term incentive

A long-term non-share-based plan (“ILP”) was approved at the Shareholders’ Meeting held in September 2005, under which the participants in strategic programs can acquire securities issued by the Company that are called “Certificates of Investment Units”. The objective of the plan is, among others, to align the interests of participants in strategic programs in the creation of long-term value with those of shareholders, in order to motivate the vision and commitment of these participants to long-term results.

The investment unit does not give its holder rights as a shareholder of Braskem, or any other rights or privileges that are inherent to shareholders, in particular voting rights and other political rights.

On an annual basis, the Business Leader may propose to the Board of Directors the program for the respective period including the appointment of participants, the quantity of Investment Units to be issued, the percentage of the Company’s consideration for the participants’ acquisition and the number of units offered per participant. The acceptance by the participant implies cash payment of the amount attributed to the participant and the execution of the unit purchase agreement, with Braskem being responsible for issuing the respective Certificates of Investment Units.

The Investment Unit has its value annually adjusted based on the average price of the Company’s class A preferred share at the closing of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa) from October 1 to March 31. In addition to the change in its par value, the Investment Unit yields the same as the dividend and/or interest on capital distributed by Braskem.

There are three types of Investment Units:

•   unit acquired by the participant, called “Alpha”;

•   unit received by the participant from Braskem as a consideration, called “Beta”;

•   unit received by the participant as earnings (equivalent to the dividends paid by Braskem), called “Gama”.

The Investment Unit (and its related certificate) is issued in its holder’s name and can be redeemed under the following conditions:

•   as from the 5th year, after the first acquisition, the acquirer can redeem up to 20% of the accumulated balance of investment units; and

•   as from the 6th year, redemption is limited to 10% of the accumulated balance;

•   annually, upon the issue of Gama Investment Units (equivalent to dividends); and

•   in the event of the termination of the employment and/or representation relationship.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The balances at December 31, 2012 and 2011 are as follows:

	2012		2011
	Quantity	Amount	Quantity	Amount

Investment units
Issued (Alfa units)	427,313	6,200	538,978	10,429
Bonus (Beta units)	389,336	4,205	512,195	4,784
Total	816,649	10,405	1,051,173	15,213

25                Post-employment benefits

25.1          Defined contribution plans

(a)               ODEPREV

The Company maintains a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity created by Odebrecht. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts.

At December 31, 2012, the number of active participants in ODEPREV totals 5,404 (2011 – 5,259). The contributions made by the Company in the year amounted to R$24,897 (2011 - R$13,873) and the contributions made by the participants amounted to R$44,070 (2011 - R$39,927). In 2011, it was started the process for the integration of new participants at the subsidiaries Braskem Qpar, Braskem Petroquímica, Ripol and Quantiq in the ODEPREV plan.

(b)               Triunfo Vida

Braskem, due to the merger of Petroquímica Triunfo S.A., became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and on July 27, 2012 PREVIC – National Superintendence of Supplementary Pension Plan (“PREVIC”) approved the withdrawal without the need for any further disbursements by Braskem.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

25.2          Defined benefit plans

(a)               PETROS - Fundação Petrobras de Seguridade Social

(a.i)     PETROS Copesul Plan

Braskem, due to the merger of Copesul, became the sponsor of the Petros Copesul plan. On September 28, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in the first half of 2013. For this reasons, the provisioned amount of R$147,175 (Note 27 (a)) was transferred to current liabilities.

(a.ii)    PETROS PQU Plan

With the acquisition of Quattor, in April 2010, the Company assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the mathematical reserves to participants is expected to be made in the first half of 2013. Due to the plan’s surplus situation, no provision has been accrued.

(b)               Novamont – Braskem America

With the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2012, the plan has 53 active participants (2011 – 56). In 2012 and 2011, no contributions were made by the Company or by participants.

(c)               Braskem Alemanha defined benefit plan

With the acquisition of the PP business from Dow Chemical, Braskem Alemanha became the sponsor of the defined benefit plan of the employees of the plants located in that country. At December 31, 2012, the plan has 96 (2011 – 96) active participants. In 2012 and 2011, no contributions were made by Braskem Alemanha and participants.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

(d)               Defined benefit plan of Braskem Idesa Serviços

The employees of the subsidiary Braskem Idesa Serviços receive retirement benefits that are granted when the employee retires or reaches retirement age. On December 31, 2012, the plan had 65 active participants. During 2012, no contributions were made by Braskem Idesa Serviços or by the participants.

The defined benefit plan of Braskem Idesa Serviços does not feature contributions, i.e., the funds of the sponsor are managed directly by the company, with this type of plan permitted by the country’s legislation.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

25.2.1    Composition and changes in the balances of the defined benefit plans

(a)               Amounts in balance sheet

		Parent Company		Consolidated
		2012	2011	2012	2011

Novamont Braskem America		-	-	999	821
Petros Copesul	(i)	-	134,506	-	134,506
Braskem Alemanha		-	-	17,399	14,248
Braskem Idesa		-	-	492	-
		-	134,506	18,890	149,575

(i)   The amount of the provision of Petros Copesul was transferred to “other accounts payable” (Note 27(a)), under current liabilities, due to the approval of Braskem’s withdrawal by PREVIC, as mentioned in Note 25.2(a.i).

			Consolidated
	Note	2012	2011

Benefit obligations		(832,275)	(780,561)
Fair value of plan assets		645,978	589,116
Funded status of the plan		(186,297)	(191,445)
Past service cost not recognized		1,014	4,182
Actuarial gains		19,218	37,688
Consolidated net balance		(166,065)	(149,575)

In current liability	25.2(a.i)	(147,175)	-
In non-current liability		(18,890)	(149,575)
		(166,065)	(149,575)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Change in defined benefit obligations

			Consolidated
	Note	2012	2011

Balance at beginning of year		780,561	680,010
Acquisition of company		-	13,661
New plan	25.2(d)	233	-
Current service cost		6,425	7,309
Interest cost		59,992	70,480
Special retirement		-	278
Benefits paid		(37,746)	(41,379)
Change of plan		-	1,026
Actuarial losses		19,138	46,951
Exchange variation		3,672	2,225
Balance at the end of the year		832,275	780,561

(c)               Change in fair value plan assets

			Consolidated
	Note	2012	2011

Balance at beginning of the year		589,116	541,761
Acquisition of company		-	632
Actual return on plan assets		(22,032)	83,781
Employer contributions		177	-
Employee contributions		2,525	2,955
Current expenses		(38)	(35)
Benefits paid		(37,536)	(42,140)
Plan curtailment	25.2(a.i)	112,058	-
Exchange variation		1,708	2,162
Balance at the end of the year		645,978	589,116

(d)               Amounts recognized in profit or loss

		Consolidated
	2012	2011

Current service cost	(6,425)	(7,309)
Interest cost	(59,992)	(70,480)
Expected return on plan assets	45,572	54,720
Amortization of actuarial gains	(5,977)	(32)
Amortization of unrecognized service cost	(3,260)	(2,783)
Actuarial losses	(4)	-
Charges on special retirement	-	(278)
	(30,086)	(26,162)

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(e)               Actuarial assumptions

	Percentage (%)
	2012				2011
		United				United
	Brazil	States	Germany	Mexico	Brazil	States	Germany

Discount rate	4.25	5.00	5.75	6.00	6.00	5.70	5.75
Inflation rate	4.50	3.00	2.00	5.00	4.50	3.00	n/a
Expected return on plan assets	4.25	7.50	n/a	n/a	10.50	1.00	n/a
Rate of increase in future salary levels	n/a	n/a	3.00	4.00	4.50	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	4.50	n/a	2.25

(f)                Hierarchy of fair value assets

	Percentual (%)
	2012		2011
	Level 1	Total	Level 1	Level 2	Level 3	Total

Investment fund - equity	-	-	39.41	-	-	39.41
Receivables	-	-	18.68	-	-	18.68
Government debt securities	-	-	12.78	-	-	12.78
Shares	-	-	14.17	-	-	14.17
Real estate	-	-	-	-	5.57	5.57
Investment fund - fixed income	100.00	100.00	4.93	-	-	4.93
Debt securities	-	-	-	1.01	0.47	1.47
Other assets	-	-	1.98	-	-	1.98
Loans	-	-	-	-	1.02	1.02
Fair value of plan assets	100.00	100.00	91.94	1.01	7.05	100.00

On December 31, 2012, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan of Braskem America. As mentioned in items 25.2(c) and 25.2(d) of this Note, the defined benefit plans of Braskem Alemanha and of Braskem Idesa Serviços are not contribution-based plans and as such, on December 31, 2012, these plans had no assets.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

26                Advances from clients

The balance includes advances amounting to R$358,428 (R$218,531 in 2011) from four clients overseas for the acquisition of products for supply between February 2013 and December 2016.

27                Other accounts payable

(a)               Current

On December 31, 2012, the main balances in this item were:

(i)       amounts payable to the non-controlling shareholder of Braskem Idesa, in the amount of R$260,649, due in February 2013, arising from loans for the Ethylene XXI Project, which will be reimbursed upon disbursement of funds from the associated Project Finance structure (Note 17).

(ii)     amounts payable to Plano Petros Copesul, in the amount of R$147,175 (Note 25.2(a.i)).

(b)               Non-current

On August 9, 2010, as part of the business combination of Quattor (currently named Braskem Qpar), BNDES Participações S.A. (“BNDESPAR”) exercised its option to sell the shares in Riopol. The balance, on December 31, 2012, is R$256,030 (2011 – R$235,968).

The purchase price will be paid in 3 installments, with restatement by the TJLP, as follows:

•                On June 11, 2015, the amount corresponding to 15% of the purchase price;

•                On June 11, 2016, the amount corresponding to 35% of the purchase price; and

•                On June 11, 2017, the amount corresponding to 50% of the purchase price.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

28                Contingencies

The Company is a party to labor and social security, tax, civil and corporate claims for which the chances of loss was considered possible and for which no provision has been recognized, in accordance with the breakdown below:

	Note	2012	2011

Labor claims	(a)	698,036	768,022
Tax claims	(b)	2,967,799	3,455,777
Other lawsuits	(c)	411,324	416,321
Total		4,077,157	4,640,120

(a)               Labor

At December 31, 2012, the Company is involved in 1,483 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul), in the second quarter of 2005, claiming the payment of overtime amounting to R$23 million. The chances of loss are deemed as possible. In this group of actions, in addition to those classified as having a possible chance of loss, there are others amounting to R$693 million that were classified as having a remote chance of loss.

All actions in progress are with the Superior Labor Court and Management expects them to be judged by 2014.

Two of these actions were awarded a final and unappealable decision in favor of the Company.

There are judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$287 million.

All of these lawsuits were assessed as possible losses and the Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014.

No judicial deposit or other form of security was accrued for these claims.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Tax

On December 31, 2012, the Company is involved in many proceedings with the Brazilian tax authorities and the chances of loss are considered possible based on the estimate and opinion of its external advisors. On December 31, 2012 the main tax contingencies are the following:

(b.1)    ICMS - reduction in calculation basis

In 2010, the Company was assessed by the Finance Department of the State of Bahia due to various alleged irregularities. The main one was that the Department understood that there should be the unconditional refund of ICMS credit upon the sale of goods with reduction in the tax calculation base.

In 2012, the SEFAZ-BA, when responding to a consultation made by another taxpayer on the matter, supported the Company’s procedure. This led Braskem’s legal counsel to alter their assessment of the proceeding from a possible chance of loss to a remote chance of loss.

(b.2)    ICMS - sundry

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Bahia and Alagoas. On December 31, 2012, the adjusted amounts of these claims total R$974 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process.

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory materials, construction of warehouses, security equipment, etc.

•           transfer of goods for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

No judicial deposit or other form of security was accrued for these claims.

(b.3)    COFINS - sundry

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

On December 31, 2012, the adjusted amounts involved of these assessments total R$321 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee that cover the amount involved in these claims.

 (b.4)   Income tax - BEFIEX

In 2007, the Company was assessed by the Federal Revenue Service for two alleged irregularities in the payment of income tax for the calendar year 2001. The first matter of the notice of deficiency was related to the full offsetting of tax losses in view of the tax benefit granted to the Company through the Export Special Program – BEFIEX. The Revenue Service considered that such offsetting was made after the period of effectiveness of the program. The second matter on the notice of deficiency regarded the utilization of an income tax reduction benefit of 37.5% without proof of the right to such benefit.

In 2012, the Company received a favorable unappealable judgment for this proceeding at the administrative level, thus extinguishing the contingency.

(b.5)    IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product are entitled to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2012, the adjusted amount involved of these assessments is R$116 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 60% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposits or other form of security were accrued for this proceeding.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b.6)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits related to: (i) treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These deficiency notices have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2012 totaled R$649 million, of which R$352 million related to principal and R$297 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and judicial level. For this reason, no provision has been accrued for these deficiency notices. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

No judicial deposit or other form of guarantee was accrued for this claim.

For being a matter of recent contingencies, it is currently unfeasible to estimate the date for conclusion of the proceedings.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2012, totaled R$56 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(c.2)     Corporate

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$15 million.

No judicial deposits or other types of security were accrued for these lawsuits.

Since the lawsuits are in different phases, the Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

(c.3)     Social security

The Company is a party to various administrative and judicial proceedings concerning social security matters, which total approximately R$204 million at December 31, 2012, as adjusted by the Selic rate.

The Company's management, based on the opinion of its external legal advisors, who consider that the chances of loss in all these proceedings are possible, understands that no amount is due with respect to these assessments and, for this reason, no provision was recognized to this end.

Additionally, management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company.

For these proceedings, security was given in the form of judicial deposits and finished products that combined cover the amounts claimed.

The Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

29                Equity

(a)                Capital

On December 31, 2012, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class “A” preferred shares, and 593,818 class “B’ preferred shares, distributed as follows:

				Preferred		Preferred
		Commom		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%	-	0.00%	305,517,121	38.32%
Petrobras		212,426,950	47.03%	75,792,589	21.97%	-	0.00%	288,219,539	36.15%
BNDESPAR		-	0.00%	44,069,052	12.77%	-	0.00%	44,069,052	5.53%
ADR	(i)	-	0.00%	34,193,744	9.91%	-	0.00%	34,193,744	4.29%
Other		12,907,079	2.86%	110,610,237	32.06%	593,818	100.00%	124,111,134	15.57%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by
subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA).
(ii) This shares are treated as "treasury shares" in consolidated Equity.

(b)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporate Law.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Tax incentive reserve – capital reserve

The balance of this reserve mainly comprises the income tax deduction benefit determined before the base period of 2006 (Note 32(a)). After the adoption of Laws 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the statement of operations in the revenue reserves account as proposed by management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

The Management of the Company will propose to the Annual Shareholders Meeting to use part of the balance of this reserve to absorb the accumulated loss in 2012.

(d)               Legal reserve

Under Brazilian Corporate Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in fiscal year 2011, in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to (i) absorb losses; and (ii) to pay dividends.

At the end of 2011, the Company used R$979,048 of the balance of this reserve to (i) absorb part of the accumulated deficit of 2011, amounting to R$496,455; and (ii) propose the payment of dividends, amounting to R$482,593 (Note 29(h.1)).

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(f)                Treasury shares

	Parent Company		Consolidated
	2012	2011	2012	2011
Quantity
Common shares		411		411
Preferred shares class "A"		1,542,258	1,154,758	2,697,016
	-	1,542,669	1,154,758	2,697,427

Amount (R$ thousand)	-	11,325	48,892	60,217

     On the consolidated financial statements of December 31, 2012 and 2011, the Company had in the item “treasury shares” the amount of R$48,892 corresponding to 1,154,758 class “A” preferred shares issued by Braskem and owned by the subsidiary Braskem Petroquímica (Note 2.1.2(a.ii)).

On December 4, 2012, Braskem cancelled 4,400,269 shares, of which 411 were common shares and 4,399,858 were class “A” preferred shares. The changes in treasury shares were as follows:

	Parent company		Consolidated
	Quantity	Balance	Quantity	Balance

	411	4	411	4
Preferred shares class "A"	1,542,258	11,321	2,697,016	60,213
As of December 31, 2011	1,542,669	11,325	2,697,427	60,217

Acquisition in 3rd repurchase program	2,595,300	33,204	2,595,300	33,204
Acquisition in 4th repurchase program	262,300	3,489	262,300	3,489
Cancellation of treasury shares - common	(411)	(4)	(411)	(4)
Cancellation of treasury shares - preferred class "A"	(4,399,858)	(48,014)	(4,399,858)	(48,014)

	-	-	1,154,758	48,892
	-	-	-	-
Preferred shares class "A"	-	-	1,154,758	48,892
As of December 31, 2012	-	-	1,154,758	48,892

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(g)               Ongoing share repurchase programs

(g.1)    3rd Share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company could acquire up to 12,162,504 class A preferred shares at market price. Shares could be purchased by the Company or by financial institutions hired for that purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares acquired by the latter. The private deal was approved by the Securities and Exchange Commission of Brazil (“CVM”).

During the program, a total of 2,595,300 shares were repurchased for the amount of R$33,204 (item (f) of this Note), of which 2,007,600 were repurchased by financial institutions, and 587,700 shares were repurchased directly by Braskem. The average cost of these shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were purchased by Braskem in August 2012, when the program ended. In the operation, Braskem received R$1,575 related to the swap instrument associated with the repurchase transaction, net of withholding income tax of R$698.

The purchased shares were canceled in December 2012.

(g.2)    4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company may acquire up to 13,376,161 class “A” preferred shares at market price. The shares may be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem will have to acquire from financial institutions, at market value, the shares acquired by the latter. The private transaction was approved by the CVM.

As of November 2012, the financial institutions had acquired 262,300 shares for the amount of R$3,489 (item (f) of this Note) at the average cost of R$13.30 per share (minimum of R$12.663 and maximum R$14.07)

On November 12, 2012, the Company acquired these shares and received in the operation R$71 related to the swap instrument associated with the repurchase transaction, net of the withholding income tax of R$29.

The shares repurchased were cancelled in December 2012.

There were no purchases under this program in December 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(h)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Corporate Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(h.1)    Absorption of losses for the periods and payment of dividends

As provided for in the sole paragraph of Article 189 of Brazilian Corporate Law, the remaining balance of the Company’s loss for 2011 was absorbed by the unrealized profits reserve.

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per common, class “A” preferred and class “B” preferred share, paid as of November 19, 2012.

The adjusted loss for fiscal year 2012, in the amount of R$674,263, was absorbed partially by the unrealized profit reserve, the tax incentive reserve and the legal reserve. The balance of retained losses after such absorption is R$565,549.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(i)                 Other comprehensive income

				Parent Company and Consolidated
		Additional	Deemed		Foreign
		indexation of	cost of	Fair value	currency	Gain (loss)
		PP&E	jointly-controlled	of cash flow	translation	on interest
	Note	price-level	subsidiary	derivatives	adjustment	in subsidiary	Total

As of December 31, 2010		353,777		(53,292)	(79,135)	0	221,350

Additional indexation
Realization by depreciation or writte-off assets		(41,267)					(41,267)
Income tax and social contribution on realization		14,031					14,031

Deemed cost of jointly-controlled subsidiary
Deemed cost of jointly-controlled subsidiary		0	22,079				22,079
Realization by depreciation or writte-off assets		0	(1,394)				(1,394)
Income tax and social contribution on realization		0	474				474

Cash flow derivativess
Change in fair value		0	0	(1,939)			(1,939)
Transfer to result		0	0	46,973			46,973
Tax on fair value gains		0	0	(2,458)			(2,458)

Gain on interest in subsidiary		0	0	0		3,106	3,106

Foreign currency translation adjustment		0	0	0	54,631	0	54,631

As of December 31, 2011	0	326,541	21,159	(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or writte-off assets		(41,268)					(41,268)
Income tax and social contribution on realization		14,032					14,032

Deemed cost
Realization by depreciation or writte-off assets			(1,442)				(1,442)
Income tax and social contribution on realization			490				490

Cash flow derivativess	20.2.2
Change in fair value				1,948			1,948
Recycled through profit or loss				14,290			14,290
Tax on fair value gains				(5,522)			(5,522)

Net loss from change of interest in subsidiary	16 (b)					(5,917)	(5,917)

Write-off gain on interest in subsidiary	6					(4,632)	(4,632)

Foreign currency translation adjustment					61,662		61,662

As of December 31, 2012		299,305	20,207	-	37,158	(7,443)	349,227

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

30                Earnings per share

Basic earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

Diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury. Also, the weighted average number of shares is adjusted by the potential convertibility of class “B” preferred shares into class “A” preferred shares in the proportion of two to one, and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

The weighted average numbers per share is calculated based on the number of outstanding common and Class “A” preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. The calculation of the weighted average in 2012 is shown below:

		Total of outstanding shares			Weighted average
	Note	Common shares	Preferred shares class "A"	Total of weighted average	Common shares	Preferred shares class "A"	Total of weighted average

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

Repurchase of shares	(i)	-	(1,452,200)	(1,452,200)	-	(700,738)	(700,738)

As of December 31, 2012		451,668,652	343,848,120	795,516,772	451,668,652	344,599,582	796,268,234

(i)    The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends (Note 29(g)).

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 29(h). There is no highest limit for their participation.

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	2012		2011
	Basic	Diluted	Basic		Diluted

Loss for the year attributed to Company's shareholders
of continued operations	(1,033,176)	(1,033,176)	(552,413)		(552,413)

Reconciliation of income available for distribution, by class (numerator):
Common shares	(586,050)	(585,832)	(312,619)		(312,503)
Preferred shares class "A"	(447,126)	(446,959)	(239,794)		(239,705)
Preferred share class "A" potentially convertible	-	(385)	-		(205)
(the ratio of 2 shares class "B" for each share class "A")			-	#	-
	(1,033,176)	(1,033,176)	(552,413)		(552,413)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652		451,668,652
Preferred shares class "A"	344,599,582	344,599,582	346,451,489		346,451,489
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")	-	296,909	-		296,909
	796,268,234	796,565,143	798,120,141		798,417,050

Loss per share (in R$)
Common shares	(1.2975)	(1.2970)	(0.6921)		(0.6919)
Preferred shares class "A"	(1.2975)	(1.2970)	(0.6921)		(0.6919)

(i)         In the calculation of the weighted average, the shares of the Company that were repurchased were excluded from the base (Note 29(g)).

31                Net sales revenues

	Parent Company		Consolidated
	2012	2012	2012	2011
Sales revenue
Domestic market	19,020,637	17,490,796	26,542,065	24,776,949
Foreign market	6,059,708	4,966,811	15,571,829	14,143,107
	25,080,345	22,457,607	42,113,894	38,920,056
Sales deductions
Taxes	(4,233,666)	(4,134,233)	(6,286,767)	(6,206,349)
Sales returns and other	(212,279)	(118,039)	(313,730)	(216,632)
	(4,445,945)	(4,252,272)	(6,600,497)	(6,422,981)

Net sales revenue	20,634,400	18,205,335	35,513,397	32,497,075

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

32                Tax incentives

(a)               SUDENE – Income Tax

The benefit of the 75% reduction in the income tax from the sale of production until 2012, 2013 and 2016 applies to the Camaçari PE plants and the PP plant. The same benefit applies to the Camaçari and Marechal Deodoro (state of Alagoas) PVC plants until 2013 and 2019, respectively.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam and the basic petrochemicals and utilities plant enjoy the benefit of a 75% decrease in the income tax rate, which expires at the end of 2012. However, the Management of the Company believes it is possible to request the renewal of this benefit.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the statement of operations and in the account “taxes” of Note 31. In 2012, the amount of this incentive was R$32,780 (2011 – R$22,683).

(c)               REINTEGRA

In fiscal year 2012, first month of effectiveness of REINTEGRA, the Company determined a credit of R$228,052 (Note 12 (g)) (2011 – R$17,924), which is presented in the account “cost of goods sold”, in the statement of operations.

33                Other operating income (expenses), net

In the year ended December 31, 2012, this item is composed as follows:

(i)       indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962 (Note 1(a)(i)).

(ii)     reduction in the balance of the tax renegotiation program of Law 11,941/09 amounting to R$80,496 (Note 21 (b)).

(iii)   gain from the sale of the rail cars of the subsidiary Braskem America amounting to R$106,979.

(iv)   loss in change of raw material and negative adjustments in inventory amounting to R$62,887 (2011 – R$14,414).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

34                Financial results

	Parent Company		Consolidated
	2012	2012	2012	2011
Financial income
Interest income	193,669	246,311	220,023	266,702
Monetary variations	37,167	66,003	40,209	58,514
Exchange rate variations	88,079	205,268	219,728	423,072
Other	45,474	8,480	50,222	16,737
	364,389	526,062	530,182	765,025

Financial expenses
Interest expenses	(892,885)	(879,090)	(973,136)	(999,070)
Monetary variations	(253,620)	(232,940)	(274,860)	(300,530)
Exchange rate variations	(1,709,356)	(1,429,119)	(1,894,801)	(1,653,983)
Inflation adjustments on fiscal debts	(182,053)	(199,270)	(208,186)	(235,769)
Tax expenses on finacial operations	(13,171)	(10,366)	(17,289)	(15,640)
Discounts granted	(25,736)	(24,009)	(58,859)	(46,756)
Loans transaction costs - amortization	(18,883)	(5,022)	(27,221)	(21,159)
Adjustment to present value - appropriation	(251,791)	(18,644)	(310,525)	(60,353)
Other	(57,227)	(48,020)	(137,622)	(218,457)
	(3,404,722)	(2,846,480)	(3,902,499)	(3,551,717)

Total	(3,040,333)	(2,320,418)	(3,372,317)	(2,786,692)

	Parent Company		Consolidated
	2012	2012	2012	2011
Interest income
Held for sale	5,023	83,595	5,023	105,472
Loans and receivables	138,401	92,015	139,434	96,737
Held-to-maturity	17,841	16,636	17,841	16,636
	161,265	192,246	162,298	218,845
Other assets not classifiable	32,404	54,065	57,725	47,857
Total	193,669	246,311	220,023	266,702

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

35                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by CPC 26 and IAS 1, the breakdown of expenses by nature is presented below:

	Parent Company		Consolidated
	2012	2012	2012	2011
Classification by nature:
Raw materials other inputs	(15,175,241)	(12,831,258)	(27,342,763)	(24,752,314)
Personnel expenses	(1,112,486)	(1,074,657)	(1,717,777)	(1,517,256)
Outsourced services	(932,031)	(855,497)	(1,583,308)	(1,312,451)
Tax expenses	(3,880)	(26,080)	(7,077)	(53,566)
Depreciation, amortization and depletion	(1,175,006)	(1,055,074)	(1,863,506)	(1,678,075)
Freights	(850,232)	(681,851)	(1,302,899)	(965,244)
Other expenses	(335,010)	(236,628)	(465,424)	(374,097)
Total	(19,583,886)	(16,761,045)	(34,282,754)	(30,653,003)

Classification by function:
Cost of products sold	(18,217,333)	(15,512,386)	(32,209,958)	(28,819,369)
Selling	(207,395)	(166,863)	(403,387)	(319,240)
Distribution	(381,677)	(325,079)	(564,950)	(480,532)
General and administrative	(695,828)	(694,396)	(998,261)	(934,779)
Research and development	(81,653)	(62,321)	(106,198)	(99,083)
Total	(19,583,886)	(16,761,045)	(34,282,754)	(30,653,003)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

36                Segment information

The organizational structure of the Company presented in this note considers (i)  the restructuring carried out and announced in April 2012, through which the green polyethylene businesses, now called “Renewables”, were reallocated to the Polyolefins segment; and (ii) the discontinuation of the segment Chemical Distribution (Note 6). The information for 2011 was restated to include these changes:

•      Basic petrochemicals: comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE, PP and renewables.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      International business: formed by Braskem’s operations in the United States and Europe. As of October 2011, the results of the plants acquired from Dow Chemical were considered in the profit and loss of this segment, as described in Note 5.

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in statutory accounting records maintained in accordance with the accounting principles and practices adopted in Brazil, according to CPC pronouncements and IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by sales between segments that are carried out as arm’s length sales.

The results of equity investments recognized in the Company’s statement of operations are presented in Corporate unit.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Main clients

In 2012 and 2011, the Company does not have any revenue arising from transactions with only one client that is equal or superior to 10% of its total net revenue.

In 2012, the most representative revenue arising from only one client amounts to approximately 5% of total net revenues of the Company and refers to the Basic petrochemical segment.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Results of operations by segment

	2012
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	23,603,038	14,456,827	2,019,884	5,465,180	45,544,929	72,652	-	45,617,581	(10,104,184)	35,513,397
Cost of products sold	(21,793,497)	(13,131,842)	(1,947,749)	(5,272,065)	(42,145,153)	(88,052)	-	(42,233,205)	10,023,247	(32,209,958)
Gross profit	1,809,541	1,324,985	72,135	193,115	3,399,776	(15,400)	-	3,384,376	(80,937)	3,303,439

Operating expenses
Selling, general and distribution expenses	(491,999)	(868,410)	(129,696)	(243,300)	(1,733,405)	(37,823)	(301,568)	(2,072,796)	-	(2,072,796)
Results from equity investments	-	-	-	-	-	-	(25,807)	(25,807)	-	(25,807)
Other operating income (expenses), net	(64,050)	(20,012)	1,808	364,798	282,544	(98,298)	149,521	333,767	-	333,767
	(556,049)	(888,422)	(127,888)	121,498	(1,450,861)	(136,121)	(177,854)	(1,764,836)	-	(1,764,836)

Operating profit (loss)	1,253,492	436,563	(55,753)	314,613	1,948,915	(151,521)	(177,854)	1,619,540	(80,937)	1,538,603

										2011
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	23,080,909	12,854,346	1,730,894	3,283,828	40,949,977	146,224	-	41,096,201	(8,599,126)	32,497,075
Cost of products sold	(20,874,367)	(11,729,117)	(1,608,055)	(3,136,788)	(37,348,327)	(141,312)	-	(37,489,639)	8,670,270	(28,819,369)
Gross profit	2,206,542	1,125,229	122,839	147,040	3,601,650	4,912	-	3,606,562	71,144	3,677,706

Operating expenses
Selling, general and distribution expenses	(564,536)	(850,827)	(146,357)	(113,097)	(1,674,817)	(36,266)	(122,551)	(1,833,634)	-	(1,833,634)
Results from equity investments	-	-	-	-	-	(246)	(1,419)	(1,665)	-	(1,665)
Results from business combinations	-	-	-	-	-	-	30,045	30,045	-	30,045
Other operating income (expenses)	(10,692)	10,933	(32,126)	(16,899)	(48,784)	94,199	(49,027)	(3,612)	-	(3,612)
	(575,228)	(839,894)	(178,483)	(129,996)	(1,723,601)	57,687	(142,952)	(1,808,866)	-	(1,808,866)

Operating profit (loss)	1,631,314	285,335	(55,644)	17,044	1,878,049	62,599	(142,952)	1,797,696	71,144	1,868,840

(i)      The segment Other includes the full results of the subsidiary Braskem Idesa.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(d)               Net sales revenue by country

	2012	2011

Headquarter - Brazil	19,941,569	18,353,968
United States	5,642,946	5,032,359
Switzerland	1,725,665	2,574,025
Argentina	1,195,728	1,058,825
Mexico	913,208	862,310
Germany	764,244	765,834
United Kingdom	583,952	134,363
Italy	406,132	434,930
Japan	282,671	159,084
Uruguay	269,672
Poland	263,163	225,832
Chile	232,004
Colombia	224,956	183,715
Spain	219,405	302,180
Turkey	216,405	309,616
Singapore	200,952
Venezuela	561,669	90,206
South Korea	152,870
France	143,036
Netherlands	136,664
Barbados		742,183
Portugal		106,463
Paraguay		88,011
China		85,482
Bolivia		75,482
Belgium		34,272
Other	1,436,484	877,935
	35,513,397	32,497,075

(e)               Net sales revenue by product

	2012	2011

PE/PP	19,922,007	16,138,174
Benzene, toluene and xylene	2,727,659	2,014,110
Ethylene, Propylene	2,502,111	2,237,711
Naphtha, condensate and crude oil	2,417,416	4,356,086
PVC/Caustic Soda/EDC	2,019,884	1,730,894
ETBE/Gasoline	1,751,961	1,557,080
Butadiene	1,643,172	1,547,222
Cumene	646,286	690,170
Solvents	515,130	487,204
Other	1,367,771	1,738,424
	35,513,397	32,497,075

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

37                Insurance coverage

Braskem, according to the policy approved by the Board of Directors, maintains a broad risk and insurance management program. Specifically in the risk management area, the risk and procedure assessment practices are applied in all companies, in Brazil and abroad, including the acquisition for the period, following the principles adopted by Braskem.

In October 2011, the entire All Risks program of Braskem was renewed and the polypropylene operations acquired from Dow Chemical were included in the insurance program of the “Foreign Businesses” segment.

In addition, in 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of the Ethylene XXI Project.

The all-risk insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the all-risk policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million

Braskem (industrial units in Brazil)	April 8, 2013	548	2,000	25,335
Braskem America and Braskem Alemanha	April 8, 2013	548	500	2,752
Braskem Idesa	September 30, 2015	1,263	5,247	5,247
Quantiq	May 30, 2012	365	69	74
Total				33,408

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

38                Non-cash operations (Statements of cash flow)

(a)               2012

On September 3, 2012, the capital increase of Braskem Distribuidora, in the amount of R$75,024 (Note 1(b)(xiii)), led to a write off in the Parent Company’s property, plant and equipment and a subsequent increase in the property, plant and equipment of Braskem Distribuidora. The effects of the operation were eliminated for the purposes of the preparation of the statement of cash flows.

On December 28, 2012 the Company sold its ownership interests in Cetrel and Braskem Distribuidora (Note 6) for R$652,100, which was recognized in the balance sheet under “other accounts receivable”. The amount has not yet been realized financially and was adjusted in the group “change in operating working capital” under “other accounts receivable”.

(b)               2011

Due to the consolidation of Cetrel as from 2011, the balance of cash and cash equivalents presented in the consolidated statement of cash flows for the beginning of the period (January 1, 2011) was increased by the amount of R$73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

39                Subsequent events

(a)               On January 29, 2013, Braskem Áustria completed the issue of a borrowing agreement with NEXI amounting to US$200 million. The principal will be paid in semiannual installments, the first of which due in May 2013 and the last in November 2022. Interest will be due on a semiannual basis and be composed of exchange rate variation, semi-annual Libor and interest of 1.1% p.a.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.